Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2017 and September 30, 2016

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 16, 2017, and other financial information, appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 have been prepared in accordance with International Accounting Standards IAS 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.

As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Group Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us.

Information on the Company

General

We are a provider of marine transportation of petroleum products worldwide. As of the date of this report, we own or finance lease 107 product tankers (38 LR2 tankers, 12 LR1 tankers, 43 MR tankers and 14 Handymax tankers) that have a weighted average age of 2.3 years, time or bareboat charter-in 19 product tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers), which we refer to collectively as our Operating Fleet, and have two MR newbuilding product tankers under construction at Hyundai Mipo Dockyard Ltd. (“HMD”), one of which is expected to be delivered to us before December 31, 2017 and the other in the first quarter of 2018. We refer to our vessels under construction as our Newbuilding Program.

We recently completed the acquisition of Navig8 Product Tankers Inc (“NPTI”) and its fleet of 12 LR1 and 15 LR2 product tankers, which we refer to as the “Merger”. Part of the business was acquired in June 2017 when we acquired four of NPTI’s subsidiaries that owned four LRI product tankers (the “NPTI Acquisition Vessels”) for a $42.2 million cash payment, and the other part of the business was acquired in September 2017 (the “September Closing”) when the Merger closed, for 55 million shares of the Company and the assumption of NPTI’s debt.

The following table presents summary information concerning our Operating Fleet as of the date of this report:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (6)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (6)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,995	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (7)	MR

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (7)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	Spot (8)	MR
57	STI Donald C Trauscht	2017	49,990	1B	Spot (8)	MR
58	STI Excel	2015	74,000	—	SLR1P (3)	LR1
59	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
60	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
61	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
62	STI Executive	2016	74,000	—	SLR1P (3)	LR1
63	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
64	STI Experience	2016	74,000	—	SLR1P (3)	LR1
65	STI Express	2016	74,000	—	SLR1P (3)	LR1
66	STI Precision	2016	74,000	—	SLR1P (3)	LR1
67	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
68	STI Pride	2016	74,000	—	SLR1P (3)	LR1
69	STI Providence	2016	74,000	—	SLR1P (3)	LR1
70	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
71	STI Madison	2014	109,999	—	SLR2P (4)	LR2
72	STI Park	2014	109,999	—	SLR2P (4)	LR2
73	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
74	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
75	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
76	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
77	STI Rose	2015	109,999	—	Time Charter (9)	LR2
78	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
79	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
80	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
81	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
82	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
83	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
84	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
85	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
86	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
87	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
88	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
89	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
90	STI Grace	2016	109,999	—	SLR2P (4)	LR2
91	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
92	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
93	STI Solace	2016	109,999	—	SLR2P (4)	LR2
94	STI Stability	2016	109,999	—	SLR2P (4)	LR2

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
95	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
96	STI Supreme	2016	109,999	—	SAPC (5)	LR2
97	STI Symphony	2016	109,999	—	SAPC (5)	LR2
98	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
99	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
106	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
107	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,783,215

	Vessel Name	Year Built	DWT	Ice class	Employment	Charter type	Vessel type	Daily Base Rate	Expiry (10)
	Time or bareboat chartered-in vessels
108	Kraslava	2007	37,258	1B	SHTP (1)	Time Charter	Handymax	$11,250	13-May-18	(11)
109	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Time Charter	Handymax	$11,250	13-Mar-18	(11)
110	Silent	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$7,500	31-Mar-19	(12)
111	Single	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$7,500	31-Mar-19	(12)
112	Star I	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$7,500	31-Mar-19	(12)
113	Sky	2007	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(12)
114	Steel	2008	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(12)
115	Stone I	2008	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(12)
116	Style	2008	37,847	1A	SHTP (1)	Bareboat	Handymax	$6,000	31-Mar-19	(12)
117	STI Beryl	2013	49,990	—	SMRP(2)	Bareboat	MR	$8,800	18-Apr-25	(13)
118	STI Le Rocher	2013	49,990	—	SMRP(2)	Bareboat	MR	$8,800	21-Apr-25	(13)
119	STI Larvotto	2013	49,990	—	SMRP(2)	Bareboat	MR	$8,800	28-Apr-25	(13)
120	Vukovar	2015	49,990	—	SMRP(2)	Time Charter	MR	$17,034	01-May-18
121	Zefyros	2013	49,999	—	SMRP(2)	Time Charter	MR	$13,000	08-Jun-18	(14)
122	Gan-Trust	2013	51,561	—	SMRP(2)	Time Charter	MR	$13,050	06-Jan-18	(15)
123	CPO New Zealand	2011	51,717	—	SMRP(2)	Time Charter	MR	$15,250	12-Sep-18	(16)
124	CPO Australia	2011	51,763	—	SMRP(2)	Time Charter	MR	$15,250	01-Sep-18	(16)
125	Ance	2006	52,622	—	SMRP(2)	Time Charter	MR	$13,500	12-Oct-18	(17)
126	Densa Crocodile	2015	105,408	—	SLR2P (4)	Time Charter	LR2	$14,750	06-Jul-18	(18)

	Total time or bareboat chartered-in DWT		902,483

	Newbuildings currently under construction

	Vessel Name	Yard	DWT	Vessel type
127	Hull 2607 - TBN STI Esles II	HMD (19)	52,000	MR
128	Hull 2608 - TBN STI Jardins	HMD (19)	52,000	MR

	Total newbuilding product tankers DWT		104,000

	Total Fleet DWT		8,789,698

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M. (“SCM”). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	This vessel operates in the Scorpio Aframax Pool, or SAPC. SAPC is a Scorpio Group Pool and is operated by SCM. SAPC and SCM are related parties to the Company.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(8)	This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party, following which this vessel is expected to enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.
(9)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(10)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(11)	We have an option to extend the charter for an additional year at $13,250 per day.
(12)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(13)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. This agreement is being accounted for as an operating lease.
(14)	In November 2017, we declared the option to extend this charter for an additional six months at $13,250 per day effective December 2017. We have an option to extend the charter for an additional year at $14,500 per day.
(15)	We have an option to extend the charter for an additional year at $15,000 per day.
(16)	We have an option to extend the charter for an additional year at $16,000 per day.
(17)	In August 2017, we entered into a new time charter-in agreement for one year at $13,500 per day. We have an option to extend the charter for an additional year at $15,000 per day.
(18)	In November 2017, we declared the option to extend this charter for an additional six months at $15,750 per day effective January 2018.
(19)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). One vessel is expected to be delivered before the end of 2017 and one vessel is expected to be delivered in the first quarter of 2018.

RECENT DEVELOPMENTS

Closing of Finance Lease Transactions

In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for three of the vessels closed in September 2017 and the financing for one of the vessels closed in October 2017. The financing for the remaining vessel is expected to close before December 31, 2017 and is expected to result in an increase in our liquidity of $7.1 million, after the repayment of outstanding debt. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable).

Unsecured Senior Notes due 2017

In October 2017, our 7.50% Unsecured Senior Notes due 2017, which had an outstanding balance of $45.5 million, matured and were repaid in full.

Vessel Delivery and Related Debt Drawdown

In October 2017, we took delivery of STI Donald C Trauscht, an MR product tanker that was under construction at HMD, and drew down $20.7 million from our 2017 Credit Facility to partially finance the purchase of this vessel.

Dividend Declaration

On November 14, 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 28, 2017 to all shareholders as of December 13, 2017 (the record date).

Time Charter-in Update

In November 2017, we extended the time charter-in agreement for an MR product tanker that is currently time chartered-in for an additional six months at $13,250 per day effective December 2017. The Company also has an option to extend the charter for an additional year at $14,500 per day.

In November 2017, we extended the time charter-in agreement for a LR2 product tanker that is currently time chartered-in for an additional six months at $15,750 per day effective January 2018.

Overview

We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned or finance leased vessels and for the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned or finance leased vessels or bareboat chartered-in(3)	We pay	We pay	We pay
Charterhire expense for vessels time or bareboat chartered-in(3)	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)	“Vessel operating costs” and “Charterhire expense” are defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

Please see our fleet list for a description of the employment arrangement for each of our vessels.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to an Amended and Restated Master Agreement, as amended and restated from time to time. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Amended and Restated Master Agreement or on substantially similar terms as those contained in the Amended and Restated Master Agreement.

SCM’s commercial management services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools in which our vessels are employed.

SSM’s technical management services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.

We have also entered into an Amended Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time and bareboat charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. For our owned, finance leased or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family, a related-party. Pursuant to our Amended and Restated Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Time chartered-in vessels. The vessel’s owner is responsible for the vessel operating costs.

•	Bareboat chartered-in vessels. The charterer is responsible for the vessels operating costs.

Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.

The following table reflects our daily TCE and operating expenses for the nine months ended September 30, 2017 and 2016. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of income or loss. See the section below entitled “Results of Operations” for the reconciliation of these amounts.

	For the nine months ended September 30,
	2017	2016
Average Daily Results
Time charter equivalent per day(1)	$13,289	$16,932
Vessel operating costs per day(2)	$6,379	$6,560
Aframax/LR2
TCE per revenue day(1)	$14,768	$22,274
Vessel operating costs per day(2)	$6,448	$6,671
Average number of owned or finance leased vessels	23.9	20.1
Average number of time chartered-in vessels	1.3	2.0
Panamax/LR1
TCE per revenue day(1)	$11,588	$18,177
Vessel operating costs per day(2)	$6,399	$—
Average number of owned or finance leased vessels	2.5	—
Average number of time chartered-in vessels	0.5	0.9
MR
TCE per revenue day(1)	$13,183	$15,907
Vessel operating costs per day(2)	$6,220	$6,569
Average number of owned or finance leased vessels	41.4	43.9
Average number of time chartered-in vessels	6.9	4.4
Average number of bareboat chartered-in vessels	1.8	—
Handymax
TCE per revenue day(1)	$12,036	$13,130
Vessel operating costs per day(2)	$6,631	$6,365
Average number of owned or finance leased vessels	14.0	14.0
Average number of time chartered-in vessels	2.1	4.4
Average number of bareboat chartered-in vessels	5.8	—
Fleet data
Average number of owned or finance leased vessels	81.8	78.0
Average number of time chartered-in vessels	10.8	11.8
Average number of bareboat chartered-in vessels	7.5	—
Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$5,156	$—

(1)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.
(2)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of owned or finance leased vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned, finance leased vessels or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

Our expenses are affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Amended and Restated Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Group Pools. When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. The fees charged to our vessels for technical management services provided by SSM are $685 per vessel per day, which are the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. We also reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.

Our operating results for the nine months ended September 30, 2017 reflect the Merger with NPTI. In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers, which we refer to as the “Merger.” Part of the business was acquired on June 14, 2017 when we acquired the NPTI Acquisition Vessels for a $42.2 million cash payment, and the other part of the business was acquired at the September Closing, for 55 million common shares of the Company and the assumption of NPTI’s debt. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred has been recorded as a provisional bargain purchase gain with respect to the acquisition of the NPTI Acquisition Vessels in June 2017.

Results of Operations

Results of operations for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

	For the nine months ended September 30,		Change favorable /	Percentage Change
In thousands of U.S. dollars	2017	2016	(unfavorable)
Vessel revenue	$364,338	$416,678	$(52,340)	(13)%
Vessel operating costs	(156,403)	(140,187)	(16,216)	(12)%
Voyage expenses	(4,720)	(1,158)	(3,562)	(308)%
Charterhire	(57,790)	(55,341)	(2,449)	(4)%
Depreciation	(97,883)	(90,775)	(7,108)	(8)%
General and administrative expenses	(36,141)	(42,593)	6,452	15%
Loss on sales of vessels	(23,345)	(2,078)	(21,267)	(1,023)%
Merger transaction related costs	(34,815)	—	(34,815)	N/A
Bargain purchase gain	5,417	—	5,417	N/A
Financial expenses	(77,621)	(82,381)	4,760	6%
Realized loss on derivative financial instruments	(116)	—	(116)	N/A
Unrealized gain on derivative financial instruments	—	1,600	(1,600)	(100)%
Financial income	1,154	1,163	(9)	(1)%
Other income / (expense), net	1,195	(166)	1,361	820%

Net (loss) / income	$(116,730)	$4,762	$(121,492)	(2,551)%

Net (loss) / income. Net loss for the nine months ended September 30, 2017 was $116.7 million, a decrease of $121.5 million, or 2,551%, from net income of $4.8 million for the nine months ended September 30, 2016. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the nine months ended September 30, 2017 was $364.3 million, a decrease of $52.3 million, or 13%, from revenue of $416.7 million for the nine months ended September 30, 2016. The decrease in vessel revenue was driven by a decrease in time charter equivalent revenue per day to $13,289 per day for the nine months ended September 30, 2017 from $16,932 per day for the nine months ended September 30, 2016. TCE per revenue day decreased across all of our operating segments, which are further discussed below.

The following table depicts the components of our revenue, our TCE per revenue day and revenue days for the nine months ended September 30, 2017 and 2016.

	For the nine months ended September 30,		Change favorable / (unfavorable)	Percentage Change
	2017	2016
In thousands of U.S. dollars except daily TCE and days data
Pool revenue by operating segment
MR	$164,672	$197,894	$(33,222)	(17)%
LR2/Aframax	94,494	128,539	(34,045)	(26)%
Handymax	59,992	57,360	2,632	5%
LR1/Panamax	9,229	4,480	4,749	106%

Total pool revenue	328,387	388,273	(59,886)	(15)%
Voyage revenue (spot market)	8,007	—	8,007	N/A
Time charter-out revenue	27,944	27,355	589	2%
Other revenue	—	1,050	(1,050)	(100)%

Gross revenue	364,338	416,678	(52,340)	(13)%
Voyage expenses	(4,720)	(1,158)	(3,562)	(308)%

TCE revenue (1)	$359,618	$415,520	$(55,902)	(13)%

Daily pool TCE by operating segment(1)
MR pool	$12,942	$15,780	$(2,838)	(18)%
LR2/Aframax pool	14,340	22,103	(7,763)	(35)%
Handymax pool	11,640	12,681	(1,041)	(8)%
LR1/Panamax pool	11,769	18,150	(6,381)	(35)%
Consolidated daily pool TCE	13,004	16,790	(3,786)	(23)%
Voyage (spot market) - daily TCE	9,875	—	9,875	N/A
Time charter-out - daily TCE	19,899	19,332	567	3%
Consolidated daily TCE	13,289	16,932	(3,643)	(22)%
Pool revenue days per operating segment
MR pool	12,713	12,541	172	1%
LR2/Aframax pool	6,578	5,814	764	13%
Handymax pool	5,149	4,518	631	14%
LR1/Panamax pool	783	246	537	218%

Total pool revenue days	25,223	23,119	2,104	9%
Voyage (spot market) revenue days	481	—	481	N/A
Time charter-out revenue days	1,357	1,361	(4)	—%

Total revenue days	27,061	24,480	2,581	11%

(1)	We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Pool revenue. Pool revenue for the nine months ended September 30, 2017 was $328.4 million, a decrease of $59.9 million, or 15%, from $388.3 million for the nine months ended September 30, 2016. The decrease in pool revenue was due to a decrease in pool TCE per revenue day across all of our operating segments as unfavorable market conditions, driven by an unfavorable supply and demand imbalance, have persisted throughout 2017.

MR pool revenue. MR pool revenue for the nine months ended September 30, 2017 was $164.7 million, a decrease of $33.2 million, or 17% from $197.9 million for the nine months ended September 30, 2016. The decrease in pool revenue was driven by a decrease in pool TCE per revenue day to $12,942 per day from $15,780 per day during the nine months ended September 30, 2017 and 2016, respectively. High product inventories and low refining margins have negatively impacted the demand for MRs during 2017. This dynamic was amplified by the delivery of newbuilding product tankers to the global fleet which had a corresponding impact on supply, resulting in downward pressure on spot TCE rates.

The decrease in pool revenue was partially offset by an increase in pool revenue days to 12,713 from 12,541 during the nine months ended September 30, 2017 and 2016, respectively. This was primarily due to an increase in the average number of time chartered-in MR tankers to 6.9 from 4.4 during the nine months ended September 30, 2017 and 2016, respectively, in addition to the delivery of four MR tankers under our Newbuilding Program to the Scorpio MR Pool during that same period. These increases were offset by the exit of five MR tankers from the Scorpio MR Pool due to the sale of these vessels during the nine months ended September 30, 2016.

LR2/Aframax pool revenue. LR2 pool revenue for the nine months ended September 30, 2017 was $94.5 million, a decrease of $34.0 million, or 26%, from $128.5 million for the nine months ended September 30, 2016. The decrease in pool revenue was driven by a decrease in TCE revenue per day to $14,340 from $22,103 during the nine months ended September 30, 2017 and 2016, respectively. Spot TCE rates in our LR2 operating segment were also under pressure during 2017, primarily as a result of incremental vessel demand being less than incremental vessel supply, which was due to the delivery of newbuildings throughout 2016 and into 2017.

The decrease in pool revenue was offset by an increase in pool revenue days to 6,578 from 5,814 during the nine months ended September 30, 2017 and 2016, respectively. The increase in pool revenue days was the result of (i) the acquisition of 15 vessels acquired from NPTI in September 2017 and (ii) the delivery of two LR2 tankers under our Newbuilding Program during the nine months ended September 30, 2017. The increase was partially offset by a reduction in the average number of time chartered-in LR2 vessels to 1.3 from 2.0 during the nine months ended September 30, 2017 and 2016, respectively.

Handymax pool revenue. Pool revenue from Handymax vessels for the nine months ended September 30, 2017 was $60.0 million, an increase of $2.6 million, or 5%, from $57.4 million for the nine months ended September 30, 2016. The increase in pool revenue was primarily driven by an increase in pool revenue days to 5,149 from 4,518 during the nine months ended September 30, 2017 and 2016, respectively. This was a result of an increase in the average number of time and bareboat chartered-in Handymax tankers to an average of 7.9 from 4.4 during the nine months ended September 30, 2017 and 2016, respectively. This increase was offset by lower daily TCE rates earned by the Scorpio Handymax Pool to $11,640 per day from $12,681 per day during the nine months ended September 30, 2017 and 2016, respectively. The aforementioned factors affecting the overall global demand for product tankers, in addition the mild winter in the northern hemisphere have consequentially kept pressure on spot TCE rates throughout 2017.

LR1/Panamax pool revenue. Pool revenue from LR1/Panamax vessels for the nine months ended September 30, 2017 was $9.2 million, an increase of $4.7 million, or 106%, from $4.5 million for the nine months ended September 30, 2016. The increase in pool revenue was primarily driven by an increase in pool revenue days to 783 days from 246 days during the nine months ended September 30, 2017 and 2016, respectively, which was the result of the delivery of 12 LR1 product tankers acquired from NPTI during the nine months ended September 30, 2017. The increase was offset by a decrease in TCE per revenue day to $11,769 from $18,150 during the nine months ended September 30, 2017 and 2016, respectively, which was driven by the adverse market conditions described above affecting the larger vessel classes (LR2s and LR1s), which began during the second half of 2016 and have persisted throughout 2017.

Voyage revenue (spot market). Voyage revenue for the nine months ended September 30, 2017 was $8.0 million, an increase of $8.0 million from the nine months ended September 30, 2016.

•	Spot market voyages: Seven of our Handymax bareboat chartered-in tankers and one LR1 tanker operated in the spot market for an aggregate of 178 days during the nine months ended September 30, 2017. No vessels operated in the spot market during the nine months ended September 30, 2016.

•	Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. We had four MR and one LR2 product tankers employed on short-term time charters (ranging from 45 days to 120 days) during the nine months ended September 30, 2017 for 303 revenue days during the nine months ended September 30, 2017. We did not have any vessels that employed under such arrangements during the nine months ended September 30, 2016.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the nine months ended September 30, 2017 was $27.9 million, an increase of $0.6 million, or 2%, from $27.4 million for the nine months ended September 30, 2016. Time charter-out revenue, by operating segment, consists of the following:

	For the nine months ended September 30,		Change favorable / (unfavorable)	Percentage Change
In thousands of U.S. dollars	2017	2016
MR	$10,650	$12,407	$(1,757)	(14)%
Handymax	9,732	8,807	925	11%
LR2/Aframax	7,562	6,141	1,421	23%
LR1/Panamax	—	—	—	N/A

Total time charter-out revenue	$27,944	$27,355	$589	2%

The following table summarizes the terms of our time chartered-out vessels during the nine months ended September 30, 2017 and 2016, respectively.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/day)
1	STI Pimlico	2014	Handymax	February-16	February-19(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	November-18(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19(2)	$28,000
6	STI Texas City	2014	MR	March-14	April-16	$16,000	(3)

(1)	Redelivery is plus 30 days or minus 10 days from the expiry date.
(2)	Redelivery is plus or minus 30 days from the expiry date.
(3)	The charter had a 50% profit sharing provision whereby we received 50% of the vessel’s profits above the daily base rate from the charterer.

The decrease in time charter-out revenue for our MR operating segment during the nine months ended September 30, 2017 was the result of the expiration of the time charter for STI Texas City in April 2016.

The increase in time charter-out revenue for our Handymax operating segment during the nine months ended September 30, 2017 was the result of the commencement of the time charters for STI Poplar and STI Pimlico, which commenced in January and February 2016, respectively and therefore were employed under these time charters for a portion of the nine months ended September 30, 2016 as compared to the entire period for the nine months ended September 30, 2017.

The increase in time charter-out revenue for our LR2/Aframax operating segment during the nine months ended September 30, 2017 was the result of the commencement for the time charter for STI Rose, which commenced in February 2016, and was therefore employed under this time charter for a portion of the nine months ended September 30, 2016 as compared to the entire period for the nine months ended September 30, 2017.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2017 were $156.4 million, an increase of $16.2 million, or 12% from $140.2 million for the nine months ended September 30, 2016. The overall increase was due to an increase in operating days to 24,520 from 21,370 for the nine months ended September 30, 2017 and 2016, respectively.

The following table is a summary of our vessel operating costs by operating segment:

In thousands of U.S. dollars except costs per day and days data	For the nine months ended September 30,		Change favorable / (unfavorable)	Percentage Change
	2017	2016
Vessel operating costs
MR	$73,268	$79,064	$5,796	7%
LR2/Aframax	42,133	36,675	(5,458)	(15)%
Handymax	36,702	24,417	(12,285)	(50)%
LR1/Panamax(1)	4,300	31	(4,269)	(13,771)%

Total vessel operating costs	$156,403	$140,187	$(16,216)	(12)%

Vessel operating costs per day
MR	$6,220	$6,569	$349	5%
LR2/Aframax	6,448	6,671	223	3%
Handymax	6,631	6,365	(266)	(4)%
LR1/Panamax(1)	6,399	—	(6,399)	N/A
Consolidated vessel operating costs per day	6,379	6,560	181	3%
Operating days
MR	11,779	12,036	(257)	(2)%
LR2/Aframax	6,534	5,498	1,036	19%
Handymax	5,535	3,836	1,699	44%
LR1/Panamax(1)	672	—	672	N/A

Total operating days	24,520	21,370	3,150	15%

(1)	We did not own or bareboat charter-in any LR1/Panamax vessels during the nine months ended September 30, 2016.

MR vessel operating costs. Vessel operating costs for the MR operating segment for the nine months ended September 30, 2017 were $73.3 million, a decrease of $5.8 million, or 7%, from $79.1 million for the nine months ended September 30, 2016. This was primarily driven by a decrease in operating costs per day to $6,220 for the nine months ended September 30, 2017 from $6,569 for the nine months ended September 30, 2016. This improvement was the result of our efforts to control costs across the entire fleet, with the benefits of such efforts particularly materializing in reduced crewing and spares and stores costs. In addition, the decrease in vessel operating costs was also driven by a decrease in operating days to 11,779 days from 12,036 days during the nine months ended September 30, 2017 and 2016, respectively. This change was the result of the timing of the sales of five MR tankers during the nine months ended September 30, 2016 offset by the delivery of four MR product tankers under our Newbuilding Program during the nine months ended September 30, 2017.

LR2/Aframax vessel operating costs. Vessel operating costs for the nine months ended September 30, 2017 were $42.1 million, an increase of $5.5 million, or 15% from $36.7 million for the nine months ended September 30, 2016. The increase was primarily due to an increase of 1,036 operating days as a result of the delivery of 15 LR2 vessels acquired from NPTI in September 2017 in addition to the delivery of two LR2 product tankers under our Newbuilding Program during the nine months ended September 30, 2017. This increase was offset by a decrease in vessel operating costs per day to $6,448 for the nine months ended September 30, 2017 from $6,671 for the nine months ended September 30, 2016, which was the result of the aforementioned efforts to control costs across the entire fleet, with the benefits of such efforts particularly materializing in reduced spares and stores and repairs and maintenance costs.

Handymax vessel operating costs. Vessel operating costs for the nine months ended September 30, 2017 were $36.7 million, an increase of $12.3 million, or 50%, from $24.4 million for the nine months ended September 30, 2016. Vessel operating days increased to 5,535 days from 3,836 days during the nine months ended September 30, 2017 and 2016, respectively. This increase was the result of the delivery of seven handymax tankers under bareboat chartered-in agreements during the nine months ended September 30, 2017. The overall increase in vessel operating costs per day to $6,631 per day from $6,365 per day was the result of increased costs incurred on these bareboat chartered-in tankers to bring them into alignment with our operating standards.

LR1/Panamax vessel operating costs. Vessel operating costs for the nine months ended September 30, 2017 were $4.3 million. The increase in vessel operating costs was the result of the delivery of 12 LR1 tankers that were acquired from NPTI during the nine months ended September 30, 2017. We did not own or bareboat charter-in any vessels in this operating segment during the nine months ended September 30, 2016.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2017 were $4.7 million, an increase of $3.6 million, or 308% from $1.2 million during the nine months ended September 30, 2016. No vessels operated in the spot market during the nine months ended September 30, 2016 whereas we had vessels that operated in the spot market for 481 days during the nine months ended September 30, 2017. Voyage expenses during the nine months ended September 30, 2016 relate to broker commissions and commercial management fees incurred on vessels time chartered-out during the period.

Charterhire. Charterhire expense for the nine months ended September 30, 2017 was $57.8 million, an increase of $2.4 million, or 4%, from $55.3 million during the nine months ended September 30, 2016. The increase was the result of an increase in the average number of time and bareboat chartered-in vessels to 18.3 (10.8 time chartered-in vessels and 7.5 bareboat chartered-in vessels) from 11.8 time chartered-in vessels during the nine months ended September 30, 2017 and 2016, respectively. There were no bareboat chartered-in vessels during the nine months ended September 30, 2016. This increase was offset by lower average daily base rates on the Company’s time chartered-in fleet to an average of $14,555 per vessel per day from an average of $17,108 per vessel per day for the nine months ended September 30, 2017 and 2016, respectively. The average daily base rate for the Company’s bareboat chartered-in fleet was $7,214 per vessel per day for the nine months ended September 30, 2017.

Depreciation. Depreciation expense for the nine months ended September 30, 2017 was $97.9 million, an increase of $7.1 million, or 8% from $90.8 million during the nine months ended September 30, 2016. The increase was the result of an increase in the average number of owned and financed leased vessels to 81.8 from 78.0 for the nine months ended September 30, 2017 and 2016, respectively.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2017 were $36.1 million, a decrease of $6.5 million, or 15% from $42.6 million during the nine months ended September 30, 2016. This decrease was primarily driven by a reduction in compensation expense, which includes a $5.6 million reduction in restricted stock amortization.

Loss on sales of vessels. Loss on sales of vessels for the nine months ended September 30, 2017 was $23.3 million, an increase of $21.3 million, or 1,023% from $2.1 million during the nine months ended September 30, 2016.

•	During the nine months ended September 30, 2017, we recorded an aggregate loss of $23.3 million on the sales of five MRs. In April 2017, we recorded an aggregate loss of $14.3 million on the sales and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto. Furthermore, we recorded an aggregate loss of $9.1 million on the sales of STI Sapphire and STI Emerald during the nine months ended September 30, 2017. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017. These transactions are further described below under Capital Expenditures.

•	During the nine months ended September 30, 2016, we recorded an aggregate loss of $2.1 million on the sale of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia. Two of these sales closed in March 2016, one in April 2016 and two in May 2016.

Merger transaction related costs. Merger transaction related costs for the nine months ended September 30, 2017 were $34.8 million. Merger transaction related costs represent costs incurred as part of the Merger with NPTI. These costs include $16.1 million of advisory and other professional fees, $17.3 million of costs related to the early termination of NPTI’s existing service agreements, and $1.5 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI’s lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents. Approximately $6.0 million of the termination costs were settled via the issuance of 1.5 million common shares of the Company. No such costs were incurred during the nine months ended September 30, 2016.

Bargain purchase gain. Bargain purchase gain for the nine months ended September 30, 2017 was $5.4 million. This bargain purchase gain represents the results of the provisional purchase price allocation which was performed upon the acquisition of the NPTI Acquisition Vessels in June 2017. This transaction was accounted for as a business combination. At the date of issuance of these financial statements, we are still finalizing the estimate of the fair value of the assets and liabilities acquired, and assessing the data available to perform our analysis, including the characteristics and fair value of the vessels acquired.

Financial expenses. Financial expenses for the nine months ended September 30, 2017 were $77.6 million, a decrease of $4.8 million, or 6% from $82.4 million during the nine months ended September 30, 2016. The change was primarily driven by a reduction in write-off of deferred financing fees offset by an increase in interest payable on our outstanding borrowings for the nine months ended September 30, 2017 and 2016, respectively.

The changes in the amounts of deferred financing fee write-offs during the nine months ended September 30, 2017 and 2016, respectively, were as follows:

•	During the nine months ended September 30, 2017, we wrote-off an aggregate of $1.5 million of deferred financing fees as a result (i) the closing of the finance lease arrangements, and corresponding debt repayments for STI Topaz, STI Ruby, STI Garnet, (ii) the sales and corresponding debt repayments on the amounts borrowed for STI Sapphire and STI Emerald and (iii) the refinancing of the DVB 2016 Credit Facility (described below).

•	During the nine months ended September 30, 2016, we wrote-off an aggregate of $14.5 million of deferred financing fees as a result of (i) the sales and corresponding debt repayments on the amounts borrowed for STI Lexington, STI Mythos, STI Chelsea, STI Olivia and STI Powai, (ii) $11.1 million for the refinancing of the amounts borrowed for 24 vessels and (iii) $0.2 million for the repurchase of $10.0 million aggregate principal amount of Convertible Notes.

The increase in our interest payable was the result of (i) an increase in our average debt outstanding to $2.1 billion from $2.0 billion, (ii) an increase in LIBOR rates, and (iii) interest incurred on our 8.25% Senior Unsecured Notes due 2019 which were issued in March 2017 (described below) and obligations under finance lease arrangements assumed from NPTI which generally carry higher rates of interest than our secured borrowings.

Financial expenses for the nine months ended September 30, 2017 consisted of interest expense of $56.1 million, non-cash Convertible Notes accretion of $9.1 million, a write-off of deferred financing fees of $1.5 million, amortization of deferred financing fees of $10.4 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from NPTI of $0.5 million.

Financial expenses for the nine months ended September 30, 2016 consisted of interest expense of $48.3 million, non-cash Convertible Notes accretion of $8.6 million, a write-off of deferred financing fees of $14.4 million and amortization of deferred financing fees $11.0 million.

Realized and unrealized losses and gains on derivative financial instruments. Realized loss on derivative financial instruments for the nine months ended September 30, 2017 was $0.1 million. Unrealized gain on derivative financial instruments for the nine months ended September 30, 2016 was $1.6 million. Realized and unrealized gains and losses on derivative financial instruments relate to the change in the fair value of the profit or loss agreement on Densa Crocodile, with a third party who neither owns nor operates this vessel. This agreement was settled in January 2017.

Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Group Pools, in addition to the availability under our 2017 Credit Facility, and cash on hand. The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. Current economic conditions in the product tanker market are challenging and have resulted in the incurrence of significant losses during the nine months ended September 30, 2017. The persistence or a deterioration in these economic conditions could cause us to breach certain of our debt covenants which could have material adverse effects on our business, results of operations, cash flows and financial condition.

We believe that our cash flows from operations, amounts available for borrowing under our 2017 Credit Facility, and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this report. As of September 30, 2017, our cash balance was $197.4 million, which was higher than our cash balance of $99.9 million as of December 31, 2016. Additionally, as of September 30, 2017, we had $64.7 million in availability under our 2017 Credit Facility.

Our long-term liquidity needs as of September 30, 2017 consisted of our debt repayment obligations for our secured credit facilities, Senior Unsecured Notes Due 2017, 2019 and 2020, Convertible Notes, obligations under our construction contracts related to the vessels in our Newbuilding Program, obligations under our bareboat and time charter-in arrangements and obligations under our finance lease arrangements.

The table below summarizes our sources and uses of cash for the nine months ended September 30, 2017 and 2016, respectively.

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Cash flow data
Net cash inflow / (outflow)
Operating activities	$36,176	$155,339
Investing activities	(96,425)	46,390
Financing activities	157,730	(263,707)

Cash flows from operating activities

Nine Months Ended September 30, 2017 compared to 2016

The following table sets forth the components of our operating cash flows for the nine months ended September 30, 2017 and September 30, 2016 along with descriptions of the significant changes thereunder.

	For the nine months ended September 30,		Change favorable / (unfavorable)	Percentage Change
In thousands of U.S. dollars	2017	2016
Vessel revenue	$364,338	$416,678	$(52,340)	(13)%(1)
Vessel operating costs	(156,403)	(140,187)	(16,216)	(12)%(1)
Voyage expenses	(4,720)	(1,158)	(3,562)	(308)%(1)
Charterhire	(57,790)	(55,341)	(2,449)	(4)%(1)
General and administrative expenses - cash	(18,661)	(19,517)	856	4%(2)
Merger transaction related costs - cash	(28,842)	—	(28,842)	N/A(3)
Financial expenses - cash	(56,136)	(48,333)	(7,803)	(16)%(4)
Drydock payments	(2,803)	—	(2,803)	N/A(5)
Change in working capital	(4,830)	3,129	(7,959)	(254)%(6)
Other	2,023	68	1,955	2,875%

Operating cash flow	$36,176	$155,339	$(119,163)	(77)%

(1)	See “Results of Operations” for information on these variations for the nine months ended September 30, 2017 and 2016.
(2)	Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of income or loss excluding the amortization of restricted stock of $17.5 million and $23.1 million for the nine months ended September 30, 2017 and 2016, respectively.
(3)	Cash merger transaction related costs are transaction costs related to the Merger, from our unaudited condensed consolidated statements of income or loss, which exclude non-cash termination costs of $6.0 million that were settled via the issuance of 1.5 million common shares of the Company.
(4)	Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of income or loss excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $11.9 million and $25.4 million for the nine months ended September 30, 2017 and 2016, respectively, (ii) accretion of our Convertible Notes of $9.1 million and $8.7 million for the nine months ended September 30, 2017 and 2016, respectively, (iii) accretion or amortization of the fair value measurement applied to the debt and finance lease obligations assumed in the Merger of $0.5 million for the nine months ended September 30, 2017.
(5)	Drydock payments are the cash payments that were made as part of the regularly scheduled special survey drydocks that took place on five of our 2012 built MR tankers during the nine months ended September 30, 2017. The total costs incurred as part of these drydocks was $5.2 million and these vessels were offhire for an aggregate of 98 days during this period. Of the five drydocks, four were completed during the nine months ended September 30, 2017, and the other began in September 2017 and was completed in October 2017. The total drydock costs for all five vessels, including the drydock that concluded in October 2017, was $6.0 million.
(6)	The change in working capital for the nine months ended September 30, 2017 was driven by cash outflows resulting from an increase in other assets and a decrease in accrued expenses. The increase in other assets was due to working capital contributions made to the Scorpio Group Pools for vessels that were acquired from NPTI and subsequently entered such pools and the decrease in accrued expenses primarily relates to the payment of certain transaction costs that were assumed from NPTI as part of the opening balance of accrued liabilities at the September Closing. These cash outflows were offset by cash inflows related to the decreases in accounts receivable and prepaid expenses and other current assets along with an increase in accounts payable. These changes are primarily due to the timing of payments affecting these accounts.

Cash flows from investing activities.

The following table depicts the components of our investing activities for the nine months ended September 30, 2017 and September 30, 2016 along with descriptions of the significant changes thereunder.

	For the nine months ended September 30,		Change favorable / (unfavorable)	Percentage Change
In thousands of U.S. dollars	2017	2016
Cash inflows
Net proceeds from disposal of vessels	$127,372	$158,175	$(30,803)	(19)%(1)
Cash outflows
Acquisition of vessels and payments for vessels under construction	(200,735)	(111,785)	(88,950)	(80)%(2)
Net cash paid for the Merger with Navig8 Product Tankers Inc	(23,062)	—	(23,062)	N/A(3)

Net cash (outflow) / inflow from investing activities	$(96,425)	$46,390	$(142,815)	(308)%

(1)	Net proceeds from disposal of vessels for the nine months ended September 30, 2017 represents the net proceeds received for the sales of five vessels in two separate transactions:

•	In April 2017, we entered into a sale and leaseback arrangement for three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”). The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the Buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. These sales have been accounted for sales and operating leasebacks and we recorded a $14.3 million loss on sales of vessels during the nine months ended September 30, 2017 as a result of these transactions.

•	In April 2017, we executed an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017. We recorded an aggregate loss on sales of vessels of $9.1 million as a result of these transactions.

Net proceeds from disposal of vessels for the nine months ended September 30, 2016 represents the net proceeds received for the sales of STI Chelsea, STI Lexington, STI Powai, STI Olivia and STI Mythos.

(2)	Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the nine months ended September 30, 2017 and 2016.
(3)	Represents net cash paid for the Merger with Navig8 Product Tankers Inc which consists of the cash paid for the NPTI Vessel Acquisition offset by the cash on hand that was acquired upon the closing of the NPTI Vessel Acquisition and at the September Closing.

Cash flows from financing activities

The following table depicts the components of our financing activities for the nine months ended September 30, 2017 and 2016 along with descriptions of the significant changes thereunder.

In thousands of U.S. dollars	For the nine months ended September 30,		Change favorable / (unfavorable)	Percentage Change
	2017	2016
Cash inflows
Drawdowns from our secured credit facilities	$301,825	$565,028	$(263,203)	(47)%(1)
Issuance of Unsecured Senior Notes due 2019	57,500	—	57,500	N/A(1)
Proceeds from finance leases	66,565	—	66,565	N/A(1)
Gross proceeds from the issuance of common stock	200,000	—	200,000	N/A(2)

Total financing cash inflows	625,890	565,028	60,862	11%
Cash outflows
Repayments on our secured credit facilities	(387,869)	(675,550)	287,681	43%(1)
Repayments on our unsecured debt	(6,260)	—	(6,260)	N/A(1)
Payments under our finance leases	(4,410)	(53,372)	48,961	92%(1)
Redemption of Navig8 Product Tankers Redeemable Preferred Shares	(39,495)	—	(39,495)	N/A(3)
Dividend payments	(6,298)	(65,094)	58,796	90%(4)
Repurchases of common stock	—	(16,505)	16,505	100%(5)
Repurchase of our Convertible Notes	—	(8,393)	8,393	100%(6)
Debt issuance costs	(12,386)	(9,797)	(2,589)	(26)%(7)
Equity issuance costs	(11,291)	(24)	(11,267)	(46,946)%(2)
Increase in restricted cash	(151)	—	(151)	N/A(8)

Total financing cash outflows	(468,160)	(828,735)	360,575	44%

Net cash inflow / (outflow) from financing activities	$157,730	$(263,707)	$421,437	160%

(1)	Drawdowns from and repayments on our secured credit facilities, unsecured debt and finance leases during the nine months ended September 30, 2017 and 2016 consisted of:

	For the nine months ended September 30,
	2017		2016
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
2011 Credit Facility	—	(93,041)	—	(5,950)
Newbuilding Credit Facility	—	—	—	(71,843)
2013 Credit Facility	—	—	—	(428,253)
K-Sure Credit Facility	—	(30,608)	—	(122,635)
KEXIM Credit Facility	—	(33,650)	—	(33,650)
ING Credit Facility	—	(14,448)	95,640	(3,829)
ABN AMRO Credit Facility	—	(10,816)	—	(7,110)
BNP Paribas Credit Facility	27,600	(28,750)	17,250	(1,725)
Scotiabank Credit Facility	—	(3,330)	33,300	(555)
NIBC Credit Facility	—	(5,105)	40,838	—
2016 Credit Facility	—	(65,071)	288,000	—
DVB Credit Facility	—	(88,375)	90,000	—
DVB 2017 Credit Facility	81,400	(1,480)	—	—
Credit Suisse Credit Facility	58,350	(4,863)	—	—
HSH Credit Facility	31,125	(1,491)	—	—
2017 Credit Facility	103,350	(1,633)	—	—
Credit Agricole Credit Facility	—	(2,142)	—	—
ABN AMRO / K-Sure Credit Facility	—	(963)	—	—
Citi / K-Sure Credit Facility	—	(2,103)	—	—

Total Secured Credit Facilities	$301,825	$(387,869)	$565,028	$(675,550)
Unsecured Senior Notes Due 2017	—	(6,260)	—	—
Unsecured Senior Notes Due 2019	57,500	—	—	—

Total Unsecured Senior Notes	$57,500	$(6,260)	$—	$—
Finance lease payments - STI Lombard	—	—	—	(53,372)
BCFL Sale and Leaseback (MRs)	66,565	—	—	—
Ocean Yield Sale and Leaseback	—	(832)	—	—
CMBFL Sale and Leaseback	—	(1,227)	—	—
BCFL Sale and Leaseback (LR2s)	—	(607)	—	—
CSSC Sale and Leaseback	—	(1,744)	—	—

Total Finance Leases	$66,565	$(4,410)	$—	$(53,372)

(2)	On May 30, 2017, we issued 50 million common shares in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters’ discounts and offering expenses. The completion of this offering was a condition to closing the Merger.
(3)	As of the date of the closing of the Merger, NPTI had three million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30.0 million. According to the terms of the Redeemable Preferred Shares, upon a change of control, NPTI had to redeem all of the Redeemable Preferred Shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. Accordingly, the aggregate liability was determined to be $39.5 million upon the date of the September Closing. This amount was repaid upon closing.
(4)	Dividend payments to shareholders were $6.3 million and $65.1 million for the nine months ended September 30, 2017 and 2016, respectively. These dividends represent total dividends of $0.03 and $0.375 per share for the nine months ended September 30, 2017 and 2016, respectively.
(5)	During the nine months ended September 30, 2016, we purchased an aggregate of 2,956,760 common shares in the open market at an average price of $5.58 per share.
(6)	During the nine months ended September 30, 2016, we repurchased $10.0 million principal amount of our Convertible Notes at an average of $839.28 per $1,000 principal amount.
(7)	Debt issuance costs relates to costs incurred for our secured credit facilities and 8.25% Senior Unsecured Notes that were issued in March 2017.
(8)	The increase in restricted cash is primarily related to a debt service reserve account that was established as part of the 2017 Credit Facility (described below) and must be funded with one quarter of interest and principal upon each drawdown. The funds in this account will be released upon maturity of this facility. This increase was partially offset by a release of restricted cash acquired from NPTI, subsequent to the closing.

Long-Term Debt Obligations and Credit Arrangements

The following is a discussion of the key terms and conditions of our secured facilities, unsecured senior notes and our Convertible Notes. Our secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interest of each vessel owning subsidiary under the specific facility.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

We were in compliance with all covenants relating to our borrowings as of September 30, 2017.

The following is a table summarizing our indebtedness at September 30, 2017 and as of November 24, 2017:

In thousands of U.S. dollars	Carrying Value as of September 30, 2017	Carrying Value as of November 24 2017	Availability as of November 24 2017
K-Sure Credit Facility	283,424	283,423	—
KEXIM Credit Facility	332,950	332,950	—
Credit Suisse Credit Facility	53,487	53,487	—
ABN AMRO Credit Facility	115,534	113,870	—
ING Credit Facility	109,843	109,844	—
BNP Paribas Credit Facility	31,050	31,050	—
Scotiabank Credit Facility	28,860	28,860	—
NIBC Credit Facility	34,712	34,712	—
2016 Credit Facility	216,113	216,113	—
2017 Credit Facility	101,717	121,595	43,150	(1)
HSH Credit Facility	29,634	15,415	—
DVB 2017 Credit Facility	79,920	78,440	—
Credit Agricole Credit Facility	105,833	105,967	—
ABN AMRO/K-Sure Credit Facility	50,672	50,791	—
Citi/K-Sure Credit Facility	105,651	105,953	—
Ocean Yield Sale and Leaseback	171,591	169,908	—
CMBFL Sale and Leaseback	67,094	67,123	—
BCFL Sale and Leaseback (LR2s)	105,867	104,738	—
CSSC Sale and Leaseback	274,503	271,493	—
BCFL Sale and Leaseback (MRs)	66,565	87,801	—
Unsecured Senior Notes Due 2020	53,750	53,750	—
Unsecured Senior Notes Due 2017	45,490	—	—	(2)
Unsecured Senior Notes Due 2019	57,500	57,500	—
Convertible Notes	325,616	327,476	—

Total	$2,847,376	$2,822,259	$43,150

(1)	In October 2017, we took delivery of STI Donald C Trauscht, an MR product tanker from HMD and drew down $20.7 million our 2017 Credit Facility to partially finance the purchase of this vessel.
(2)	In October 2017, the Company’s 7.5% Senior Unsecured Notes matured and were repaid in full.

Debt assumed from NPTI

The following table depicts the indebtedness assumed as part of the NPTI Vessel Acquisition and Merger. The terms and conditions of each of these facilities are further described below.

In thousands of U.S. dollars	Balance assumed from NPTI (1)	Fair value adjustments (2)	Opening balance sheet fair value	Repayments	Accretion / (amortization) of fair value adjustments (3)	Carrying Value at September 30, 2017
Credit Agricole Credit Facility	$118,289	$(4,433)	$113,856	$(8,284)	$261	$105,833
ABN AMRO/K-Sure Credit Facility	55,307	(3,739)	51,568	(963)	67	50,672
Citi/K-Sure Credit Facility	116,274	(8,690)	107,584	(2,104)	171	105,651
Ocean Yield Sale and Leaseback	174,180	(1,774)	172,406	(832)	17	171,591
CMBFL Sale and Leaseback	69,333	(1,029)	68,304	(1,227)	17	67,094
BCFL Sale and Leaseback (LR2s)	110,559	(4,136)	106,423	(607)	51	105,867
CSSC Sale and Leaseback	280,819	6,415	287,234	(12,657)	(74)	274,503

	$924,761	$(17,386)	$907,375	$(26,674)	$510	$881,211

(1)	These amounts represent the carrying value of NPTI’s borrowings as of the closing date of (i) the NPTI Vessel Acquisition on June 14, 2017 (which relates to the Credit Agricole Credit Facility) and (ii) the September Closing on September 1, 2017 (which relates to all other facilities).
(2)	The carrying value of NPTI’s borrowings was adjusted to fair value as part of the purchase price allocation which is described in Note 2 to our unaudited condensed consolidated financial statements included herein. These figures represent the fair value adjustments and the corresponding fair value of each facility or financing arrangement as of the date of the closing dates of the NPTI Vessel Acquisition and the Merger.
(3)	These amounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the Merger.

Secured Debt

Minimum interest coverage ratio amendment

In July and August 2017, we amended the minimum interest coverage ratio financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018. Under this amendment, the ratio of EBITDA to net interest expense was reduced to equal to or greater than 1.50 to 1:00 from 2.50 to 1.00. Prepayments under certain facilities were made as part of these amendments, which are described below. These amendments have been accounted for as debt modifications.

2011 Credit Facility

During the nine months ended September 30, 2017, we repaid the outstanding balance of $93.0 million on the 2011 Credit Facility when we closed on the sale and leaseback of three vessels as further described in Note 5 to our unaudited condensed consolidated financial statements included herein. We wrote off an aggregate of $0.1 million of deferred financing fees as a result of this repayment.

Credit Suisse Credit Facility

In February and March 2017, we took delivery of STI Selatar and STI Rambla, two LR2 product tankers that were under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd., and drew down an aggregate of $58.4 million from our Credit Suisse Credit Facility to partially finance the purchase of these vessels. The drawdowns are summarized as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$29.4	February 2017	STI Selatar
29.0	March 2017	STI Rambla

Additionally, in July 2017, we made a $3.9 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in August 2018.

ING Credit Facility

In August 2017, we made a $8.9 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.

BNP Paribas Credit Facility

In January and February 2017, we refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on our 2011 Credit Facility and drawing down an aggregate of $27.6 million from our BNP Paribas Credit Facility. The drawdown amounts are summarized as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$13.8	January 2017	STI Sapphire
13.8	February 2017	STI Emerald

In June 2017, we made an aggregate repayment of $27.6 million in connection with the sales of STI Sapphire and STI Emerald in June and July 2017, respectively, as described under “Sale of Vessels” below.

Scotiabank Credit Facility

In August 2017, we made a $2.2 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.

NIBC Credit Facility

In August 2017, we made a $2.0 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for six months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in April 2018.

2016 Credit Facility

In September 2017, we repaid $44.6 million on our 2016 Credit Facility as a result of the closing of the refinancing of the amounts borrowed for STI Topaz, STI Ruby and STI Garnet. These vessels were part of the lease financing arrangement entered into with Bank of Communications Financial Leasing in September 2017, which is described below.

DVB 2016 Credit Facility

In April 2017, we refinanced the outstanding amounts borrowed under the DVB 2016 Credit Facility by repaying $86.8 million on this facility and drawing down $81.4 million from the DVB 2017 Credit Facility as described below.

DVB 2017 Credit Facility

In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance the DVB 2016 Credit Facility. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. The drawdowns are summarized as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$28.3	April 2017	STI Alexis
18.9	April 2017	STI Seneca
17.9	April 2017	STI Milwaukee
16.3	April 2017	STI Wembley

Repayments on all borrowings under the DVB 2017 Credit Facility are scheduled to be made in 20 consecutive quarterly installments of $1.5 million, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity date of December 15, 2021 and bears interest at LIBOR plus a margin of 2.75% per annum.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our DVB 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677,286,768 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) equal to or greater than 1.50 to 1.00 from June 30, 2017 through March 31, 2018 and 2.50 to 1.00 thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per owned vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

In April 2017, we drew down $81.4 million from this credit facility as part of the refinancing of the amounts borrowed under the DVB Credit Facility.

2017 Credit Facility

In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches; including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.

During the nine months ended September 30, 2017, we made the following drawdowns to partially finance the purchase of five MRs that were delivered under our Newbuilding Program:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$20.4	March 2017	STI Galata
20.4	April 2017	STI Bosphorus
21.0	June 2017	STI Leblon
21.0	July 2017	STI La Boca
20.6	September 2017	STI San Telmo

The remaining availability is expected to be used to partially finance the purchase of three MR product tankers that were under construction at HMD as of September 30, 2017. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•	The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15-year repayment profile.

•	The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•	The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•	The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 1.50 to 1.00 from June 30, 2017 through March 31, 2018 and 2.50 to 1.00 thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per time chartered-in vessel.

•	Concurrent with the aforementioned amendment on the minimum interest coverage ratio in August 2017, the security coverage ratio under the 2017 Credit Facility was revised such that the aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than the following percentages of the then aggregate outstanding principal amount of the loans under the credit facility:

Date	Minimum security cover
September 30 to December 31, 2017	160%
January 1, 2018 to December 31, 2018	155%
January 1, 2019 to December 31, 2019	150%
January 1, 2020 thereafter	145%

Additionally, the terms of this loan facility require us to deposit the equivalent of one quarter’s worth of interest and principal into a debt service reserve account prior to each drawdown. The funds deposited in this account are not freely available and will be released upon the maturity of the facility. Accordingly, funds deposited into this account are recorded as non-current Restricted Cash on our unaudited condensed consolidated balance sheet. As of September 30, 2017, $2.8 million was on deposit in this account as part of the drawdowns that occurred throughout the nine months ended September 30, 2017.

HSH Nordbank Credit Facility

In January 2017, we executed a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Nordbank Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$16.5	February 2017	STI Duchessa
14.6	February 2017	STI Onyx

Repayments on all borrowings under the HSH Nordbank Credit Facility are scheduled to be made in 20 consecutive quarterly installments. The first eight repayment installments shall be $745,669 each and the next 12 repayment installments shall be $648,408 each, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity of five years from the first drawdown date and bears interest at LIBOR plus a margin of 2.50% per annum.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our HSH Nordbank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 1.50 to 1.00 from June 30, 2017 through March 31, 2018 and 2.50 to 1.00 thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

In October 2017, we closed on the finance lease arrangement for STI Onyx (described below) and repaid $13.8 million on this credit facility.

Credit Agricole Credit Facility

In connection with the Merger, as part of the NPTI Vessel Acquisition in June 2017, we assumed the outstanding indebtedness under NPTI’s senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are collateral under this facility. Repayments will be made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.

Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

We assumed $4.0 million of restricted cash that was held in a debt service reserve account upon the closing of the NPTI Vessel Acquisition. These funds were released and utilized to make a principal repayment on the outstanding balance under this facility at that date.

ABN AMRO/K-Sure Credit Facility

We assumed the outstanding indebtedness under NPTI’s senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation (“K-Sure”), which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, an $11.5 million commercial tranche and a $42.8 million K-Sure tranche (which represents the amounts outstanding at September 30, 2017).

The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche will be made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche will be repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.

Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

Citibank/K-Sure Credit Facility

We assumed the outstanding indebtedness under NPTI’s senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citi/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $89.0 million K-Sure tranche (which represents the amounts outstanding at September 30, 2017).

The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche will be made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.

Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

Unsecured debt

Convertible Senior Notes due 2019

The conversion rate of our Convertible Senior Notes due 2019 (the “Convertible Notes”) is subject to change upon the issuance of a dividend. The table below details the dividends issued during the nine months ended September 30, 2017 and the corresponding effect on the conversion rate of the Convertible Notes.

Record Date	Dividends per Share	Share Adjusted Conversion Rate (1)
February 23, 2017	$0.01	97.9316
May 11, 2017	0.01	98.1588
September 25, 2017	0.01	98.4450

(1)	Per $1,000 principal amount of the Convertible Notes.

The carrying values of the liability component of the Convertible Notes as of September 30, 2017 and December 31, 2016, were $325.6 million and $316.5 million, respectively. We incurred $6.2 million of coupon interest and $9.1 million of non-cash accretion on our Convertible Notes during the nine months ended September 30, 2017.

Unsecured Senior Notes due 2019

In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2019 were $55.4 million after deducting the underwriters’ discounts, commissions and estimated offering expenses. Interest is payable quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2017.

The Senior Notes Due 2019 are redeemable at our option, in whole or in part, at any time on or after December 1, 2018 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Senior Notes Due 2019 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2019. The Senior Notes Due 2019 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol SBBC.

The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

Unsecured Senior Notes due 2017 - Cash Tender Offer

In March 2017, we initiated a cash tender offer for our Senior Notes due 2017 (NYSE: SBNB), which commenced simultaneously with the offering of the Senior Notes due 2019 and expired in April 2017. A total of $6.3 million aggregate principal amount of our Senior Notes due 2017 was tendered as part of this process and settled in April 2017.

Lease financing arrangements

The below lease financing transactions were entered into during 2017 or were assumed as part of the Merger with NPTI. In each transaction, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with proceeds received from the transaction reflected as debt and no change in the carrying value of the related vessel.

The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.

Bank of Communications Financial Leasing MR financing (“BCFL Lease Financing (MR)”)

In September 2017, we entered into finance lease agreements for five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby, STI Garnet closed in September 2017 and the financing for STI Onyx closed in October 2017. The financing for STI Amber is expected to close before December 31, 2017 and is expected to result in an additional increase in our liquidity of $7.1 million, after the repayment of outstanding debt. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable).

Our BCFL Lease Financing (MR) includes a financial covenant that requires us to maintain the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.

Bank of Communications Financial Leasing LR2 financing (“BCFL Lease Financing (LR2)”)

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., (“BCFL”) for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at September 30, 2017, future principal payments are estimated to be $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $29.7 million in aggregate.

CSSC Shipping Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”) for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). The monthly payment under the arrangement is comprised of a fixed amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $111.4 million in aggregate.

Our CSSC finance lease arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility shall at all times be no less than 125% of the applicable outstanding balance for such vessel. In September 2017, we made a $10.9 million aggregate prepayment on this arrangement to maintain compliance with this covenant. This prepayment was released from restricted cash that was assumed from NPTI at the September Closing.

CMB Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd (“CMBFL”) for two LR1 tankers (STI Pride and STI Providence) upon the closing of the Merger with NPTI in September 2017. Under this arrangement, each vessel is subject to a seven-year bareboat charter which expires in July or August 2023 (depending on the vessel). The payment under the arrangement is comprised of a fixed, quarterly amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $40.2 million in aggregate. These arrangements are being accounted for as finance leases. We are subject to certain terms and conditions, including financial covenants, under this arrangement which have been amended to be similar to those in the our existing credit facilities.

Our CMB finance lease arrangement includes financial covenants that require us to maintain the following:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.

We were in compliance with these covenants as of September 30, 2017.

Ocean Yield Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the September Closing. Under this arrangement, each vessel is subject to a 13 year bareboat charter, which expires between February and August 2029 (depending on the vessel). The monthly payment, which is paid monthly in advance, includes a quarterly adjustment based on prevailing LIBOR rates.

These arrangements are being accounted for as finance leases, with a portion of the fixed rate attributed to interest expense and the remaining portion applied against the principle balance. Future principal payments are approximately $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.

We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

Capital Expenditures

Vessel acquisitions and disposals

Newbuilding vessel acquisitions

We took delivery of the following vessels during the nine months ended September 30, 2017 resulting in an increase of $304.0 million in “Vessels and drydock” from December 31, 2016.

	Name	Month Delivered	Vessel Type
1	STI Selatar	February 2017	LR2
2	STI Rambla	March 2017	LR2
3	STI Galata	March 2017	MR
4	STI Bosphorus	April 2017	MR
5	STI Leblon	July 2017	MR
6	STI La Boca	July 2017	MR
7	STI San Telmo	September 2017	MR

Additionally, in October 2017, we took delivery of STI Donald C Trauscht, an MR product tanker that was under construction at HMD, and drew down $20.7 million from our 2017 Credit Facility to partially finance the purchase of this vessel.

As of November 24, 2017, we have two MR vessels under construction, one of which is expected to be delivered before December 31, 2017 and the other within the first quarter of 2018. The two vessels under construction have an aggregate purchase price of $72.1 million. Of this amount, $28.9 million in cash has been paid as of that date.

The following table is a timeline of future expected payments and dates for our vessels under construction as of November 24, 2017.

In millions of U.S. dollars*
Q4 2017 - installment payments made to date	$30.7
Q4 2017 - remaining installment payments	21.6
Q1 2018	21.6

Total	$73.9

*	These are estimates only and are subject to change as construction progresses.

Sale and leaseback of three vessels

In April 2017, we executed agreements with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”) to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. Each bareboat agreement has been accounted for as an operating lease. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the Buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. These sales closed in April 2017 and as a result, all amounts outstanding under our 2011 Credit Facility of $42.2 million were repaid and a $14.3 million loss on sales of vessels was recorded during the nine months ended September 30, 2017.

Sale of vessels

In April 2017, we executed an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017. As a result of this transaction, we recorded an aggregate loss on sale of $9.1 million. Additionally, we repaid the aggregate outstanding debt for both vessels of $27.6 million on its BNP Paribas Credit Facility in June 2017 and wrote-off $0.5 million of deferred financing fees during the nine months ended September 30, 2017.

Drydock

Five of our 2012 built MR product tankers were drydocked in accordance with their scheduled, class required special survey during the nine months ended September 30, 2017 and for a portion of October 2017. These vessels were offhire for an aggregate of 102 days and the aggregate estimated drydock cost is approximately $6.0 million. We have five MRs that are scheduled for drydock throughout 2018 and estimate that these vessels will be offhire for an aggregate of 100 days with estimated aggregate drydock costs of approximately $4.0 million.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention as described in “Item 3. Key Information—D. Risk Factors,” in our 2016 Annual Report on Form 20-F filed on March 16, 2017, we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Contractual Obligations

The following table sets forth our total contractual obligations at September 30, 2017:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans - principal payments(1)	$140,322	$414,128	$996,276	$145,036
Finance leases - principal payments(1)	45,986	95,288	99,717	430,153
Secured bank loans - estimated interest payments(2)	73,577	126,130	55,314	2,473
Finance leases - estimated interest payments(2)	40,934	77,559	66,743	99,953
Secured bank loans - commitment fees(3)	463	—	—	—
Time and bareboat charter-in commitments(4)	53,624	27,923	19,272	24,693
Technical management fees(5)	13,440	—	—	—
Commercial management fees(6)	13,007	—	—	—
Newbuilding installments(7)	73,929	—	—	—
Convertible Notes(8)	—	348,500	—	—
Convertible Notes - estimated interest payments(9)	8,277	8,277	—	—
Senior unsecured notes(10)	45,490	111,250	—	—
Senior unsecured notes - estimated interest payments(11)	9,225	9,877	—	—

Total	518,274	1,218,932	1,237,322	702,308

(1)	Represents principal payments due on our secured credit facilities as described above in our Long-Term Debt Obligations and Credit Arrangements section. These payments are based on our outstanding borrowings as of September 30, 2017.
(2)	Represents estimated interest payments on our secured credit facilities and finance leases. These payments were estimated by taking into consideration (i) the margin on each credit facility and (ii) the forward curve calculated from the term structure of interest swap rates, as published by a third party, as of September 30, 2017.

The forward curve was calculated as follows as of September 30, 2017:

Year 1	1.54%
Year 2	1.87%
Year 3	2.04%
Year 4	2.11%
Year 5	2.24%
Year 6(A)	2.21%
Year 7	2.27%

(A)	Third party published six-year interest swap rates were unavailable. As such, we interpolated the year six forward rate using an average of the five and seven year published swap rates.

The margins on each credit facility that have amounts outstanding at September 30, 2017 are as follows:

Facility	Margin
KEXIM	3.25%
KEXIM Commercial Tranche	3.25	%(B)
KEXIM Guarantee Notes	1.70%
K-Sure	2.25%
K-Sure Commercial Tranche	3.25	%(C)
Credit Suisse Credit Facility	2.40%
ABN AMRO Credit Facility	2.15%
ING Credit Facility	1.95%
BNP Paribas Credit Facility	1.95%
Scotiabank Credit Facility	1.50%
NIBC Credit Facility	2.50%
2016 Credit Facility	2.50%
2017 Credit Facility	2.17	%(D)
HSH Credit Facility	2.50%
DVB 2017 Credit Facility	2.75%
Credit Agricole Credit Facility	2.75%
ABN AMRO K-Sure Tranche	1.80%
ABN AMRO Commercial Tranche	2.75%
Citi K-Sure Tranche	1.60%
Citi Commercial Tranche	2.50%
Ocean Yield Sale and Leaseback	5.40%
CMBFL Sale and Leaseback	3.75%
BCFL Sale and Leaseback (LR2s)	3.50%
CSSC Sale and Leaseback	4.60%

(B)	Borrowings under the KEXIM Commercial tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date.
(C)	Borrowings under the K-Sure Commercial tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial tranche.
(D)	Based on weighted average of the margin in each tranche.

Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of September 30, 2017 and taking into consideration the scheduled amortization of such facilities going forward until maturity. Additionally, the BCFL Lease Financing (MR) does not have a variable interest component. Accordingly, the interest portion of this arrangement was calculated using the implied interest rate in these agreements.

(3)	As of September 30, 2017, a commitment fee equal to 40% of the applicable margin by tranche is payable on the unused daily portion of our 2017 Credit Facility. The remaining credit facilities were fully drawn as of September 30, 2017.
(4)	Represents amounts due under our time and bareboat charter-in agreements as of September 30, 2017.

(5)	We pay our technical manager, SSM, $685 per day per vessel. These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(6)	Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1/Panamax and Aframax vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, we pay SCM $250 per vessel per day for the LR1/Panamax and LR2/Aframax vessels, $300 per vessel per day for the Handymax and MR vessels plus a 1.25% commission on gross revenue. These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(7)	Represents obligations under our agreements with HMD for the construction of three vessels under our Newbuilding Program as of September 30, 2017.
(8)	Represents the principal due at maturity on our Convertible Notes as of September 30, 2017.
(9)	Represents estimated interest payments on our Convertible Notes. The Convertible Notes bear interest at a coupon rate of 2.375% per annum and mature in July 2019.
(10)	Represents the principal due at maturity on our Senior Unsecured Notes Due 2017, Senior Unsecured Notes Due 2019 and Senior Unsecured Notes Due 2020 as of September 30, 2017.
(11)	Represents estimated interest payments on our Senior Unsecured Notes Due 2020, Senior Unsecured Notes Due 2017 and Senior Unsecured Notes Due 2019 as of September 30, 2017. These notes bear interest at coupon rates of 6.75%, 7.50% and 8.25%, respectively.

OFF-BALANCE-SHEET ARRANGEMENTS

As of September 30, 2017, we are committed to make charterhire payments to third parties for certain time or bareboat chartered-in vessels and for our BCFL sale and operating leaseback on STI Beryl, STI Le Rocher and STI Larvotto. These arrangements are accounted for as operating leases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

Based on the floating rate debt at September 30, 2017, a one-percentage point increase in the floating interest rate would increase interest expense by $23.2 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of September 30, 2017
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate borrowings (unhedged)	$180,345	$495,926	$1,080,874	$558,186
Principal payments fixed rate debt	51,453	473,240	15,119	17,003

Total principal payments on outstanding debt	$231,798	$969,166	$1,095,993	$575,189

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have five vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $25.7 million and $23.1 million for the nine months ended September 30, 2017 and 2016, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate revenue from vessels operating in pools, in the spot market and on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably, and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year scrap market rate average at the balance sheet date.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock costs on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

Business combinations

Both the NPTI Vessel Acquisition and the September Closing have been accounted for as business combinations using the acquisition method of accounting as set forth in IFRS 3 Business Combinations with the Company determined as the accounting acquirer under this guidance. Accordingly, we have measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred has been measured at fair value, with the fair value of the common shares issued in September 2017 based on the average of the high and low price of such shares on the date of acquisition. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred has been recorded as a provisional bargain purchase gain with respect to the NPTI Vessel Acquisition and provisional goodwill with respect to the September Closing. As of the date of this report, the Company is still finalizing the estimate of the fair value of the assets acquired and liabilities assumed, and is assessing the data available to perform the analyses, including but not limited to the assessment of the fair value of the vessels acquired.

Vessels have been valued at fair value after taking into consideration the average of two leading, independent and internationally recognized ship brokers. The brokers assess fair value based on each vessels’ age, the shipyard where it was built, its deadweight capacity and other factors that may influence the selling price between a willing buyer and seller. We consider these valuations to be level 2 fair value measurements.

Debt and obligations due under finance lease arrangements was measured using the income approach under IFRS 5, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, we estimated each arrangement’s rate of return based on the margin for each arrangement in addition to the interest rate swap forward curve as published on the date of acquisition. This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio or the existence of a purchase obligation), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed transactions under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be level 2 fair value measurements.

The accounting for the Merger is further described in Note 2 to our unaudited condensed consolidated financial statements included herein.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2017 and December 31, 2016

		As of
In thousands of U.S. dollars	Notes	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		$197,368	$99,887
Accounts receivable	4	59,423	42,329
Prepaid expenses and other current assets	3	19,097	9,067
Derivative financial instruments	19	—	116
Inventories		10,026	6,122

Total current assets		285,914	157,521

Non-current assets
Vessels and drydock	5	4,091,593	2,913,254
Vessels under construction	6	39,380	137,917
Other assets	7	47,675	21,495
Goodwill	2	11,810	—
Restricted cash	8	9,259	—

Total non-current assets		4,199,717	3,072,666

Total assets		4,485,631	3,230,187

Current liabilities
Current portion of long-term debt	11	179,226	353,012
Finance lease liability	11	45,845	—
Accounts payable	9	25,124	9,282
Accrued expenses	10	28,092	23,024

Total current liabilities		278,287	385,318

Non-current liabilities
Long-term debt	11	1,943,921	1,529,669
Finance lease liability		639,775	—

Total non-current liabilities		2,583,696	1,529,669

Total liabilities		2,861,983	1,914,987

Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Share capital	12	3,308	2,247
Additional paid-in capital	12	2,180,886	1,756,769
Treasury shares	12	(443,816)	(443,816)
Accumulated deficit		(116,730)	—

Total shareholders’ equity		1,623,648	1,315,200

Total liabilities and shareholders’ equity		$4,485,631	$3,230,187

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Income or Loss

For the nine months ended September 30, 2017 and 2016

		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	Notes	2017	2016
Revenue
Vessel revenue	15	$364,338	$416,678
Operating expenses
Vessel operating costs		(156,403)	(140,187)
Voyage expenses		(4,720)	(1,158)
Charterhire	16	(57,790)	(55,341)
Depreciation	5	(97,883)	(90,775)
General and administrative expenses	20	(36,141)	(42,593)
Loss on sales of vessels	5	(23,345)	(2,078)
Merger transaction related costs	2	(34,815)	—
Bargain purchase gain	2	5,417	—

Total operating expenses		(405,680)	(332,132)

Operating (loss) / income		(41,342)	84,546

Other (expense) and income, net
Financial expenses	17	(77,621)	(82,381)
Realized loss on derivative financial instruments	19	(116)	—
Unrealized gain on derivative financial instruments	19	—	1,600
Financial income		1,154	1,163
Other income / (expenses), net		1,195	(166)

Total other expense, net		(75,388)	(79,784)

Net (loss) / income		$(116,730)	$4,762

(Loss) / earnings per share
Basic	18	$(0.61)	$0.03
Diluted	18	$(0.61)	$0.03
Basic weighted average shares outstanding	18	192,304,650	160,902,344
Diluted weighted average shares outstanding	18	192,304,650	166,839,648

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income or Loss

For the nine months ended September 30, 2017 and 2016

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Net (loss) / income	$(116,730)	$4,762

Other comprehensive income	—	—

Total comprehensive (loss) / income	$(116,730)	$4,762

Attributable to:
Equity holders of the parent	$(116,730)	$4,762

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the nine months ended September 30, 2017 and 2016

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid- in capital	Treasury shares	(Accumulated deficit) / retained earnings	Total
Balance as of January 1, 2016	175,335,400	$2,224	$1,729,314	$(427,311)	$109,658	$1,413,885
Net income for the period	—	—	—	—	4,762	4,762
Issuance of restricted stock	2,301,115	23	(23)	—	—	—
Amortization of restricted stock, net of forfeitures	(50,000)	—	23,076	—	—	23,076
Dividends paid, $0.375 per share (1)	—	—	—	—	(65,094)	(65,094)
Purchase of treasury shares	(2,956,760)	—	—	(16,505)	—	(16,505)
Equity issuance costs	—	—	(24)	—	—	(24)
Equity component of repurchase of Convertible Notes	—	—	(537)	—	—	(537)

Balance as of September 30, 2016	174,629,755	$2,247	$1,751,806	$(443,816)	$49,326	$1,359,563

Balance as of January 1, 2017	174,629,755	$2,247	$1,756,769	$(443,816)	$—	$1,315,200
Net loss for the period	—	—	—	—	(116,730)	(116,730)
Net proceeds from follow on offering	50,000,000	500	188,209	—	—	188,709
Amortization of restricted stock, net of forfeitures	(22,000)	—	17,480	—	—	17,480
Dividends paid, $0.030 per share (1)	—	—	(6,298)	—	—	(6,298)
Shares issued as consideration for Merger with Navig8 Product Tankers, $4.02 per share	54,999,990	550	220,550	—	—	221,100
Warrants exercised relating to Merger with Navig8 Product Tankers	1,055,564	11	4,176	—	—	4,187

Balance as of September 30, 2017	280,663,309	$3,308	$2,180,886	$(443,816)	$(116,730)	$1,623,648

(1)	The Company’s policy is to distribute dividends from available retained earnings first and then from additional paid-in capital.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

For the nine months ended September 30, 2017 and 2016

		For the nine months ended September 30,
In thousands of U.S. dollars	Notes	2017	2016
Operating activities
Net (loss) / income		$(116,730)	$4,762
Loss on sales of vessels	5	23,345	2,078
Depreciation	5	97,883	90,775
Amortization of restricted stock	12	17,480	23,076
Amortization of deferred financing fees		10,369	10,973
Write-off of deferred financing fees		1,497	14,425
Bargain purchase gain	2	(5,417)	—
Warrants issued relating to Merger with NPTI	2	5,973	—
Unrealized gain on derivative financial instruments	19	—	(1,600)
Amortization of acquired time charter contracts		—	65
Accretion of Convertible Notes		9,109	8,650
Accretion of fair market measurement discount and premiums of debt of the acquired four LR1 vessels and Navig8 Merger		510	—
Gain on repurchase of Convertible Notes		—	(994)

		44,019	152,210

Changes in assets and liabilities:
Drydock payments		(2,803)	—
(Increase) / decrease in inventories		(1,761)	781
Decrease in accounts receivable		4,230	20,519
Decrease / (increase) in prepaid expenses and other current assets		10,842	(7,500)
(Increase) / decrease in other assets		(18,590)	2,078
Increase in accounts payable		15,222	119
Decrease in accrued expenses		(14,983)	(12,868)

		(7,843)	3,129

Net cash inflow from operating activities		36,176	155,339

Investing activities
Acquisition of vessels and payments for vessels under construction		(200,735)	(111,785)
Proceeds from disposal of vessels		127,372	158,175
Net cash paid for the Merger with Navig8 Product Tankers Inc		(23,062)	—

Net cash (outflow) / inflow from investing activities		(96,425)	46,390

Financing activities
Debt repayments		(398,539)	(728,922)
Issuance of debt		425,890	565,028
Debt issuance costs		(12,386)	(9,797)
Increase in restricted cash		(151)	—
Repayment of Convertible Notes		—	(8,393)
Gross proceeds from issuance of common stock		200,000	—
Equity issuance costs		(11,291)	(24)
Dividends paid		(6,298)	(65,094)
Redemption of Navig8 Product Tankers Redeemable Preferred Shares		(39,495)	—
Repurchase of common stock		—	(16,505)

Net cash inflow / (outflow) from financing activities		157,730	(263,707)

Increase / (decrease) in cash and cash equivalents		97,481	(61,978)
Cash and cash equivalents at January 1,		99,887	200,970

Cash and cash equivalents at September 30,		$197,368	$138,992

Supplemental information:
Interest paid		$62,757	$55,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the unaudited condensed consolidated financial statements

1. General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and the common stock currently trades on the New York Stock Exchange under the symbol STNG.

In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc (“NPTI”), including its fleet of 12 LR1 and 15 LR2 product tankers (herein referred to as “the Merger”). Part of the business was acquired in June 2017 when we acquired four vessel owning subsidiaries of NPTI (“NPTI Acquisition Vessels”) for a $42.2 million cash payment, and the other part was acquired in September 2017 (the “September Closing”) when the Merger closed, for 55 million common shares of the Company.

Following the closing of the Merger, our fleet as of September 30, 2017 consisted of 106 owned or finance leased product tankers (14 Handymax, 42 MR, 12 LR1 and 38 LR2), 19 time or bareboat chartered-in product tankers (nine Handymax, nine MR and one LR2) and three MR product tankers under construction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which, Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

The unaudited condensed consolidated financial statements for the nine months ended September 30, 2017 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements, as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2016. This unaudited condensed consolidated interim financial report does not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards.

Going concern

The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 19.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2017

Standards and interpretations adopted during the period

•	Annual improvements for IFRS Standards 2014 - 2016 cycle

•	IAS 12 - Recognition of deferred tax assets for unrealized losses

•	IAS 7 - Disclosure initiative - statement of cash flows

The adoption of these standards did not have a material impact on these unaudited condensed consolidated financial statements.

Standards and Interpretations issued not yet adopted

IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2018. Early adoption is permitted and the standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We expect to apply the modified retrospective method upon the date of transition.

The adoption of this standard is not expected to have a material impact on the revenue recognized for our vessels that operate in pools or on time charter. These arrangements qualify as single performance obligations that meet the criteria to recognize revenue ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the vessel. This method of revenue recognition is identical to our current accounting policy for these types of employment arrangements.

For vessels operating in the spot market, we also expect to recognize revenue over time however, the time period over which revenue is recognized will likely change. Currently, revenue from voyage charter agreements is recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably, and (iv) the costs incurred and the costs to complete the transaction can be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, while a decision has yet to be made, we expect that in a spot market voyage under IFRS 15, revenue is expected to be recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. The impact of this change cannot be determined as it will be dependent upon the number of vessels that are operating the spot market at the end of each period. As of the date of this report, two of our vessels are operating in the spot market and the remainder are operating in the Scorpio Group Pools or on short-term time charters.

IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The accounting for leases by lessors remains substantially unchanged from the existing standard under IAS 17. IFRS 16 applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2019.

Based on our operating fleet as of September 30, 2017, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that are currently reported as operating leases. We do not expect this standard to impact the accounting for our existing time chartered-out vessels which are scheduled to expire in the first quarter of 2019. Furthermore, the eventual expected impact of this standard cannot be estimated as we are unable to predict what our lease commitments will be at the end of 2018.

IFRS 9, Financial Instruments, reduces the number of categories of financial assets to three and simplifies the rules regarding hedge accounting. It also changes the requirements for the classification and measurement of financial liabilities and for derecognition. In particular, it potentially changes the accounting for the modification of financial liabilities measured at amortized cost such that when a financial liability measured at amortized cost is modified without resulting in derecognition, a gain or loss should be recognized in profit or loss which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. The interpretation of this aspect of the standard is still being finalized. This standard is effective for annual periods beginning on or after January 1, 2018, and we are currently evaluating the impact that the implementation of this standard will have on our financial statements.

Additionally, at the date of authorization of these unaudited condensed consolidated financial statements, the following Standards which have not been applied in these unaudited condensed consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

•	Amendment to IFRS 2 - Share Based Payment Transactions - clarifies the standard in relation to the accounting for cash settled share based payment transactions that include a performance condition, the classification of share based payment transactions with net settlement features and the accounting for modifications of share based payment transactions from cash settled to equity settled. Effective for annual periods beginning on or after January 1, 2018.

•	IFRIC 22 - Foreign Currency Transactions and Advance Consideration - establishes the date for which to determine the exchange rate to use on the date of initial recognition of a non-monetary prepayment asset or deferred income liability. Effective for annual periods beginning on or after January 1, 2018.

•	Amendment to IAS 40 - Investment Property - Amends IAS 40 paragraph 57 to state that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. Effective for annual periods beginning on or after January 1, 2018.

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Clarifies the recognition of gains and losses arising on the sale or contribution of assets that constitute a business and assets do not constitute a business. The effective date is pending.

Business combinations

In June 2017, we acquired part of NPTI’s business through the acquisition of four vessel owning subsidiaries and the assumption of the related debt. In September 2017, we closed on the Merger. These transactions are further described in Note 2.

Lease Financing

During 2017, we entered into sale and leasebacks transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat charter-in arrangements. In certain of these transactions, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with proceeds received from the transaction reflected as debt and no change in the carrying value of the related vessel. Moreover, the terms of certain indebtedness assumed upon the closing of the Merger reflect similar conditions, and these arrangements have been accounted in the same manner. All of these arrangements are further described in Note 11.

Conversely, certain of our other sale and leaseback transactions that were entered into during 2017 met the criteria as sales and operating leasebacks as set forth under IAS 17, Leases. Accordingly, the losses on the sales of these assets were recognized when the vessels were designated as held for sale. These transactions are further described in Note 5.

Restricted cash

During 2017, we placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility. Additionally, as part of the acquisition of NPTI and the assumption of NPTI’s indebtedness (as further described in Note 8, we are required to maintain debt service reserve accounts under certain of NPTI’s secured credit facilities and sale leaseback arrangements. Funds held in these accounts will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our unaudited condensed consolidated balance sheet.

2. Merger with Navig8 Product Tankers Inc

Background

In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers. The rationale for the Merger was that both companies operate complementary fleets of modern, fuel efficient product tankers, and the combination of both companies provided an opportunity to materially increase our size and scale so that we are better positioned to benefit from a cyclical recovery, without ordering new vessels and adding to the total supply of product tankers globally.

The key events, consideration and corresponding timeline of the Merger were as follows:

•	On May 30, 2017, we issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters’ discounts and offering expenses. The completion of this offering was a condition to closing the Merger.

•	On June 14, 2017, we acquired part of NTPI’s business with the acquisition of four LR1 product tankers (the “NPTI Vessel Acquisition”) through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash.

•	On September 1, 2017, all conditions precedent to the Merger were lifted, the Merger closed and we acquired NPTI’s remaining business including eight LR1 and 15 LR2 tankers. Pursuant to the Merger Agreement, one share in NPTI gave the right to receive 1.176 of our shares, and we issued a total of 54,999,990 common shares to NPTI’s shareholders as Merger consideration. Insignificant transaction costs were incurred as part of this issuance.

•	We assumed NPTI’s aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.

Accounting for the Merger

With the closing of these transactions, Scorpio took control of NPTI’s businesses. The factors that were considered in determining that Scorpio Tankers should be treated as the accounting acquirer in the Merger were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of Scorpio Tankers and NPTI, and the composition of senior management of the combined company.

Our original intentions were to acquire NPTI and its entire fleet of 27 vessels. We agreed to acquire the NPTI Acquisition Vessels prior to the closing of the Merger in order to provide NPTI with additional liquidity through the closing date of the Merger. The NPTI Vessel Acquisition was negotiated on non-recourse terms that did not allow for this transaction to be rescinded or repriced in the event that the Merger did not close. In addition, we gained control of the four entities on June 14, 2017 and were not restricted in the use of these underlying vessels.

Accordingly, the NPTI Vessel Acquisition that closed in June 2017 and the September Closing were accounted for as two separate business combinations.

The following represents the preliminary purchase price allocation for both the NPTI Vessel Acquisition and the September Closing. As of the date of the issuance of these financial statements, we are still finalizing the estimate of the fair value of the assets acquired and liabilities assumed, and we are assessing the data available to perform our analyses, including but not limited to the assessment of the fair value of the vessels acquired. The consideration transferred for the September Closing has been measured at fair value, with the fair value of the common shares issued in September 2017 based on the average of the high and low price of such shares on the date of acquisition.

In thousands of US Dollars	NPTI Vessel Acquisition	September Closing
Cash and cash equivalents	$6,180	$15,149
Restricted cash	—	13,641
Trade receivables	3,330	15,994
Prepaid expenses and other assets	2,932	19,940
Inventories	299	1,415
Restricted cash - non-current	4,000	6,380
Vessels, net	158,500	972,750
Accounts payable and accrued expenses	(13,720)	(2,965)
Debt (current and non-current)	(113,856)	(793,519)
Redeemable Preferred Shares	—	(39,495)

Net assets acquired and liabilities assumed	47,665	209,290
Total purchase price consideration	42,248	221,100

Provisional (bargain purchase) / goodwill	(5,417)	11,810

The provisional bargain purchase relating to the NPTI Vessel Acquisition arose primarily as a result of increases in the market prices of secondhand LR1 vessels between the date that the negotiations took place and the closing date of the NPTI Vessel Acquisition, in addition to our bargaining power during the negotiations given NPTI’s immediate need for additional liquidity.

The provisional goodwill from the September Closing is attributable to benefits that we expect to realize as a result of the increased size and scale of the combined company and the anticipated benefits that we expect to achieve given this enhanced market position.

There were no contingent liabilities assumed as part of the Merger.

Trade receivables

Trade receivables primarily represent hire receivables due from the Navig8 pools. The carrying value of trade receivables acquired has been assessed as their fair value as, at the acquisition date, there was no indication that these amounts will not be collectible.

Vessels, Net

Vessels have been provisionally valued at fair value after taking into consideration the average of two leading, independent and internationally recognized ship brokers. The brokers assess fair value based on each vessels’ age, the shipyard where it was built, its deadweight capacity and other factors that may influence the selling price between a willing buyer and seller. We consider these preliminary valuations to be level 2 fair value measurements.

Debt (current and non-current)

NPTI’s long-term debt consists of secured borrowings and obligations due under finance leases.

Secured debt - The provisional fair value of NPTI’s secured debt was measured using the income approach under IFRS 13, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, we estimated each facility’s rate of return based on the margin for each facility in addition to the interest rate swap forward curve as published on the date of acquisition. This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed transactions under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be level 2 fair value measurements.

Obligations due under sale and leaseback financing facilities - The provisional fair value of NPTI’s sale and leaseback financing arrangements was measured using the income approach under IFRS 13, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, the Company estimated each facility’s variable interest component based on the interest rate swap forward curve as published on the date of acquisition. A rate of return was estimated based on these inputs and a terminal value based on either the purchase obligation or the final purchase option (wherever applicable). This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio or the existence of a purchase obligation), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed sale and leaseback arrangements that were entered into under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be level 2 fair value measurements.

Redeemable Preferred Shares and Other non-current liabilities - As of the date of the closing of the Merger, NPTI had 3 million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30 million. According to the terms of the Redeemable Preferred Shares, upon a change of control, NPTI must redeem all of the Redeemable Preferred Shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. The fair value of the redemption shares was determined to be $6.6 million as of the date of closing. Accordingly, the fair value of the aggregate liability was determined to be $39.5 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.9 million and the redemption premium of $6.6 million. This liability was repaid upon closing.

During the nine months ended September 30, 2017, the Company recorded $13.0 million in revenue and a net loss of $6.0 million attributable to the operations acquired, which excludes the impact of general and administrative expenses as these are not allocated to our operating segments.

Unaudited Pro Forma Results

If the Merger had occurred on January 1, 2017, unaudited consolidated pro-forma revenue and net loss for the nine months ended September 30, 2017 would have been $445.8 million and $152.6 million, respectively. These amounts have been calculated using NPTI’s results for the nine months ended September 30, 2017 and adjusting for the following:

Revenue — NPTI was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled NPTI to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 336,963 shares of NPTI common stock. This agreement was cancelled on the date of execution of the Merger Agreement of May 23, 2017 and the shares were returned to NPTI and cancelled. Accordingly, amounts earned under this agreement of $0.1 million during the nine months ended September 30, 2017 were eliminated on a pro forma basis.

Depreciation — Depreciation expense has been adjusted to reflect:

•	the change in depreciation that would have occurred assuming the fair value adjustments to Vessels had applied beginning on January 1, 2017.

•	the Company’s accounting policy for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery and (ii) for an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock.

Financial expenses - Financial expenses have been adjusted to reflect:

•	Deferred financing fee amortization — unamortized deferred charges relating to NPTI’s secured debt were eliminated and reflected in the fair value assessment of the debt.

•	Secured debt interest expense- the preliminary purchase price allocates the estimated fair value of NPTI’s secured debt and obligations due under sale leaseback facilities. Accordingly, we adjusted interest expense on a pro forma basis to reflect the amortization of these fair value adjustment for the nine months ended September 30, 2017.

Transaction Costs

We incurred $34.8 million of transactions costs relating to the Merger, which were expensed during the nine months ended September 30, 2017. These costs include $16.1 million of advisory and other professional fees, $17.3 million of costs related to the early termination of NPTI’s existing service agreements and $1.5 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI’s lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.

We settled the $6.0 million of the fees incurred to terminate NPTI’s existing service agreements via an issuance of 1.5 million warrants to the NPTI pool manager, exercisable into our common shares at an exercise price of $0.01 per warrant, upon the delivery of the vessels acquired from NPTI into the Scorpio Group Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI and the Company issued two warrants to the Navig8 pool manager as consideration for the termination. The first warrant, which was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 222,224 of the Company’s common shares and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 1,277,776 of the Company’s common shares at an exercise price of $0.01 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Group Pools. These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of the common shares of the Company on such dates. As of September 30, 2017, 1,055,564 shares were issued and the remaining 444,436 were issued in October 2017.

3. Prepaid expenses and other assets

The following is a table summarizing our prepaid expenses and other assets as of September 30, 2017:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
SSM - prepaid vessel operating expenses	$5,047	$4,233
Third party - prepaid vessel operating expenses	991	42
Prepaid insurance	5,681	3,206
Pool working capital due from Navig8 pools	3,600	—
Other prepaid expenses	3,778	1,586

	$19,097	$9,067

Pool working capital due from the Navig8 pools relates to amounts receivable for working capital contributions (of cash and bunkers) from pools operated by Navig8 Asia Pte Ltd., a former affiliate of NPTI, which operates pools in which the vessels acquired from NPTI participated. These amounts have been recorded as current as these vessels transitioned to the commercial management of SCM subsequent to the closing date of the Merger, and these funds are due upon the exit of such vessel from the Navig8 pools.

4. Accounts receivable

The following table depicts the components of our accounts receivable as of September 30, 2017 and December 31, 2016:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Scorpio MR Pool Limited	$23,840	$28,611
Scorpio LR2/Aframax Pool Limited	6,283	7,552
Scorpio LR1/Panamax Tanker Pool Limited	3,541	1,392
Scorpio Handymax Tanker Pool Limited	1,422	3,125

Receivables from the Scorpio Group Pools	35,086	40,680
Receivables from Navig8 pools	20,367	—
SSM	832	—
Insurance receivables	702	1,362
Freight and time charter receivables	1,086	—
Other receivables	1,350	287

	$59,423	$42,329

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Aframax Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio LR1 Tanker Pool Limited and Scorpio Handymax Tanker Pool Limited are related parties, as described in Note 13. Amounts due from the pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year.

Receivables from Navig8 pools represent amounts due from the Navig8 LR8 and Alpha8 pools for certain vessels that were acquired from NPTI which operated in such pools during the nine months ended September 30, 2017.

Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At September 30, 2017 and December 31, 2016, no material receivable balances were either past due or impaired.

5. Vessels

Operating vessels and drydocks

The following is a rollforward of the activity within vessels and drydock from January 1, 2017 through September 30, 2017:

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2017	$3,126,790	$60,089	$3,186,879
Additions(1)	293,260	10,706	303,966
Vessels acquired in Merger with NPTI	1,113,618	17,632	1,131,250
Disposal of vessels(2)	(184,098)	(3,750)	(187,848)

As of September 30, 2017	4,349,570	84,677	4,434,247

Accumulated depreciation
As of January 1, 2017	(246,210)	(27,415)	(273,625)
Charge for the period	(88,273)	(9,610)	(97,883)
Disposal of vessels(2)	25,879	2,975	28,854

As of September 30, 2017	(308,604)	(34,050)	(342,654)

Net book value

As of September 30, 2017	$4,040,966	$50,627	$4,091,593

Net book value

As of December 31, 2016	$2,880,580	$32,674	$2,913,254

(1)	Additions during the nine months ended September 30, 2017 primarily relate to the deliveries of seven vessels under our Newbuilding Program and the corresponding calculations of notional drydock on these vessels.
(2)	Disposals during the nine months ended September 30, 2017 relate to the sale and leaseback arrangements for STI Beryl, STI Le Rocher and STI Larvotto as further described below.

Vessel deliveries

We took delivery of the following vessels under our Newbuilding Program (described below) during the nine months ended September 30, 2017 resulting in an increase of $304.0 million in Vessels and drydock from December 31, 2016.

	Name	Month Delivered	Vessel Type
1	STI Selatar	February 2017	LR2
2	STI Rambla	March 2017	LR2
3	STI Galata	March 2017	MR
4	STI Bosphorus	April 2017	MR
5	STI Leblon	July 2017	MR
6	STI La Boca	July 2017	MR
7	STI San Telmo	September 2017	MR

Vessel sales

In April 2017, we executed agreements with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”) to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. Each bareboat agreement has been accounted for as an operating lease. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the Buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. These sales closed in April 2017 and as a result, all amounts outstanding under our 2011 Credit Facility of $42.2 million were repaid and a $14.2 million loss on sales of vessels was recorded during the nine months ended September 30, 2017.

In April 2017, we executed an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017. As a result of this transaction, we recorded an aggregate loss on sale of $9.1 million. Additionally, we repaid the aggregate outstanding debt for both vessels of $27.6 million on its BNP Paribas Credit Facility in June 2017 and wrote-off $0.5 million of deferred financing fees during the nine months ended September 30, 2017.

Carrying values of vessels and vessels under construction

At each balance sheet date, we review the carrying amounts of our vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.

Since there were indications of an impairment at September 30, 2017 due to declines in the market values for second hand product tankers, we performed a value in use calculation where we estimated each vessel’s future cash flows. The value in use calculations estimated each vessels’ future cash flows based on a combination of the latest forecast, published time charter rates for the next three years, a 2.29% growth rate in freight rates in each period thereafter (which is based on published historical and forecast inflation rates), and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a discount rate of 8.03%. The results of the value in use calculations for all vessels was greater than the carrying amounts of vessels and related drydock costs and accordingly, no impairment was recorded.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for September 30, 2017, a 1.0% increase in the discount rate would result in an impairment of $3.5 million being recognized. Alternatively, a 5% decrease in forecasted time charter rates would result in an impairment of $3.3 million being recognized.

6. Vessels under construction

As of September 30, 2017, we had three MR product tankers under construction with Hyundai Mipo Dockyard Ltd. of South Korea (“HMD”). We refer to our vessels under construction as our Newbuilding Program.

A rollforward of the activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2017	$137,917
Installment payments and other capitalized expenses	196,821
Capitalized interest	3,729
Transfer to operating vessels and drydock	(299,087)

Balance as of September 30, 2017	$39,380

The following table is a timeline of future expected payments and dates for our vessels under construction as of September 30, 2017 (1):

In millions of U.S. dollars
Q4 2017 - installments payments made	$30.7
Q4 2017 - remaining installment payments	21.6
Q1 2018	21.6

Total	$73.9

(1)	These are estimates only and are subject to change as construction progresses.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the nine months ended September 30, 2017 and 2016, we capitalized interest expense for vessels under construction of $3.7 million and $4.8 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.6% and 4.8% for the nine months ended September 30, 2017 and 2016, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

7. Other Assets

The following is a table summarizing our other non-current assets as of September 30, 2017:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Working capital contributions - Scorpio Group Pools	$36,801	$19,217
Deposit from vessel sale and operating leasebacks	8,459	—
Fees related to debt	1,613	2,278
Other non-current assets	802	—

	$47,675	$21,495

Upon entrance into the Scorpio Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. The increase in working capital contributions is due to the contributions made for the vessels acquired from NPTI which entered the Scorpio Group pools during the nine months ended September 30, 2017.

The deposit from vessel sale and operating leasebacks represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 5. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration.

8. Restricted Cash

Restricted cash for the nine months ended September 30, 2017 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions our 2017 Credit Facility, Credit Agricole Credit Facility, Citibank Credit Facility, ABN AMRO/K-Sure Credit Facility and the financing arrangement that was assumed from NPTI with Bank of Communications Financial Leasing. The funds in these accounts will be applied against the principal balance of these facilities upon maturity. These facilities are further described in Note 11.

9. Accounts payable

The following table depicts the components of our accounts payable as of September 30, 2017 and December 31, 2016:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Scorpio Ship Management S.A.M. (SSM)	$3,470	$653
Scorpio LR2/Aframax Pool Limited	1,971	15
Scorpio LR1/Panamax Tanker Pool Limited	1,181	—
Scorpio Services Holding Limited (SSH)	457	90
Scorpio Commercial Management S.A.M. (SCM)	156	—
Scorpio Handymax Tanker Pool Limited	89	—
Scorpio MR Pool Limited	11	—

	7,335	758
Suppliers	17,789	8,524

	$25,124	$9,282

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10. Accrued expenses

The following table depicts the components of our accrued expenses as of September 30, 2017 and December 31, 2016:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Accrued expenses to SSH	$157	$—
Accrued expenses to SCM	21	53

	178	53
Accrued interest	11,322	11,216
Suppliers	10,636	5,745
Accrued short-term employee benefits	3,004	5,487
Accrued transaction costs relating to the Merger	2,445	—
Other accrued expenses	507	523

	$28,092	$23,024

11. Debt

The following is a table summarizing the carrying value current debt, non-current debt and available debt, by facility, as of September 30, 2017:

	As of September 30, 2017
In thousands of U.S. dollars	Current	Non-Current	Total outstanding	Available
K-Sure Credit Facility	$30,211	$253,213	$283,424	$—
KEXIM Credit Facility	33,650	299,300	332,950	—
Credit Suisse Credit Facility	972	52,515	53,487	—
ABN AMRO Credit Facility	8,888	106,645	115,533	—
ING Credit Facility	1,158	108,685	109,843	—
BNP Paribas Credit Facility	2,300	28,750	31,050	—
Scotiabank Credit Facility	555	28,305	28,860	—
NIBC Credit Facility	2,042	32,670	34,712	—
2016 Credit Facility	22,598	193,515	216,113	—
2017 Credit Facility	8,212	93,505	101,717	64,724	(1)
HSH Credit Facility	2,983	26,651	29,634	—
DVB 2017 Credit Facility	5,920	74,000	79,920	—
Credit Agricole Credit Facility	7,692	98,141	105,833	—
ABN AMRO/K-Sure Credit Facility	3,068	47,604	50,672	—
Citi/K-Sure Credit Facility	6,424	99,227	105,651	—
Ocean Yield Sale and Leaseback	10,203	161,389	171,592	—
CMBFL Sale and Leaseback	4,715	62,379	67,094	—
BCFL Sale and Leaseback (LR2s)	6,823	99,044	105,867	—
CSSC Sale and Leaseback	18,141	256,362	274,503	—
BCFL Sale and Leaseback (MRs)	5,963	60,602	66,565	—
Unsecured Senior Notes Due 2020	—	53,750	53,750	—
Unsecured Senior Notes Due 2017	45,490	—	45,490	—
Unsecured Senior Notes Due 2019	—	57,500	57,500	—
Convertible Notes	—	325,616	325,616	—

	228,008	2,619,368	2,847,376	64,724

Less: deferred financing fees	(2,937)	(35,672)	(38,609)	—

	$225,071	$2,583,696	$2,808,767	$64,724

(1)	Availability can be used to finance the lesser of 60% of the contract price and 60% of each vessel’s fair market value at the respective drawdown dates.

The following is a rollforward of the activity within debt (current and non-current), by facility, for the nine months ended September 30, 2017:

		Activities
In thousands of U.S. dollars	Balance as of December 31, 2016	Additions	Repayments	Accretion/ (amortization) (1)	Balance as of September 30, 2017
2011 Credit Facility	$93,041	$—	$(93,041)	$—	$—
K-Sure Credit Facility	314,032	—	(30,608)	—	283,424
KEXIM Credit Facility	366,600	—	(33,650)	—	332,950
Credit Suisse Credit Facility	—	58,350	(4,863)	—	53,487
ABN AMRO Credit Facility	126,350	—	(10,817)	—	115,533
ING Credit Facility	124,290	—	(14,447)	—	109,843
BNPP Credit Facility	32,200	27,600	(28,750)	—	31,050
Scotiabank Credit Facility	32,190	—	(3,330)	—	28,860
NIBC Credit Facility	39,817	—	(5,105)	—	34,712
2016 Credit Facility	281,184	—	(65,071)	—	216,113
DVB 2016 Credit Facility	88,375	—	(88,375)	—	—
2017 Credit Facility	—	103,350	(1,633)	—	101,717
HSH Credit Facility	—	31,125	(1,491)	—	29,634
DVB 2017 Credit Facility	—	81,400	(1,480)	—	79,920
Credit Agricole Credit Facility	—	113,856	(8,284)	261	105,833
ABN AMRO/K-Sure Credit Facility	—	51,568	(963)	67	50,672
Citi/K-Sure Credit Facility	—	107,584	(2,104)	171	105,651
Ocean Yield Sale and Leaseback	—	172,406	(831)	17	171,592
CMBFL Sale and Leaseback	—	68,304	(1,227)	17	67,094
BCFL Sale and Leaseback (LR2s)	—	106,423	(607)	51	105,867
CSSC Sale and Leaseback	—	287,234	(12,657)	(74)	274,503
BCFL Sale and Leaseback (MRs)	—	66,565	—	—	66,565
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750
Unsecured Senior Notes Due 2017	51,750	—	(6,260)	—	45,490
Unsecured Senior Notes Due 2019	—	57,500	—	—	57,500
Convertible Notes	316,507		—	9,109	325,616

Total	$1,920,086	$1,333,265	$(415,594)	$9,619	$2,847,376

(1)	Relates to non-cash accretion or amortization of (i) obligations assumed as part of the Merger with NPTI, which were recorded at fair value on the closing date (described below) and (ii) accretion of our Convertible Notes of $9.1 million.

Interest expense on all of our borrowings that has been incurred and is unpaid as of September 30, 2017 is accrued for in Accrued Expenses (see Note 10).

We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of September 30, 2017.

Debt assumed from NPTI

The following table depicts the indebtedness assumed as part of the NPTI Vessel Acquisition and Merger. The terms and conditions of each of these facilities are further described below.

In thousands of U.S. dollars	Balance assumed from NPTI (1)	Fair value adjustments (2)	Opening balance sheet fair value	Repayments	Accretion / (amortization) of fair value adjustments (3)	Carrying Value at September 30, 2017
Credit Agricole Credit Facility	$118,289	$(4,433)	$113,856	$(8,284)	$261	$105,833
ABN AMRO/K-Sure Credit Facility	55,307	(3,739)	51,568	(963)	67	50,672
Citi/K-Sure Credit Facility	116,274	(8,690)	107,584	(2,104)	171	105,651
Ocean Yield Sale and Leaseback	174,180	(1,774)	172,406	(832)	17	171,591
CMBFL Sale and Leaseback	69,333	(1,029)	68,304	(1,227)	17	67,094
BCFL Sale and Leaseback (LR2s)	110,559	(4,136)	106,423	(607)	51	105,867
CSSC Sale and Leaseback	280,819	6,415	287,234	(12,657)	(74)	274,503

	$924,761	$(17,386)	$907,375	$(26,674)	$510	$881,211

(1)	These amounts represent the carrying value of NPTI’s borrowings as of the closing date of (i) the NPTI Vessel Acquisition on June 14, 2017 (which relates to the Credit Agricole Credit Facility) and (ii) the September Closing on September 1, 2017 (which relates to all other facilities).
(2)	The carrying value of NPTI’s borrowings was adjusted to fair value as part of the purchase price allocation which is described in Note 2. These figures represent the fair value adjustments and the corresponding fair value of each facility or financing arrangement as of the date of the closing dates of the NPTI Vessel Acquisition and the Merger.
(3)	These amounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the Merger.

Secured Debt

Minimum interest coverage ratio amendment

In July and August 2017, we amended the minimum interest coverage ratio financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018. Under this amendment, the ratio was reduced to equal to or greater than 1.50 to 1:00 from 2.50 to 1.00. Prepayments under certain facilities were made as part of these amendments, which are described below. These amendments have been accounted for as debt modifications.

2011 Credit Facility

During the nine months ended September 30, 2017, we repaid the outstanding balance of $93.0 million on the 2011 Credit Facility when we closed on the sale and leaseback of three vessels as further described in Note 5. We wrote off an aggregate of $0.1 million of deferred financing fees as a result of this repayment.

Credit Suisse Credit Facility

In February and March 2017, we took delivery of STI Selatar and STI Rambla, two LR2 product tankers that were under construction at Sungdong Shipbuilding & Marine Engineering Co., Ltd., and drew down an aggregate of $58.4 million from our Credit Suisse Credit Facility to partially finance the purchase of these vessels. The drawdowns are summarized as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$29.4	February 2017	STI Selatar
29.0	March 2017	STI Rambla

Additionally, in July 2017, we made a $3.9 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in August 2018.

ING Credit Facility

In August 2017, we made a $8.9 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.

BNP Paribas Credit Facility

In January and February 2017, we refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on our 2011 Credit Facility and drawing down an aggregate of $27.6 million from our BNP Paribas Credit Facility. The drawdown amounts are summarized as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$13.8	January 2017	STI Sapphire
13.8	February 2017	STI Emerald

In June 2017, we made an aggregate repayment of $27.6 million in connection with the sales of STI Sapphire and STI Emerald in June and July 2017, respectively, as described in Note 5

Scotiabank Credit Facility

In August 2017, we made a $2.2 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.

NIBC Credit Facility

In August 2017, we made a $2.0 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for six months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in April 2018.

2016 Credit Facility

In September 2017, we repaid $44.6 million on our 2016 Credit Facility as a result of the closing of the refinancing of the amounts borrowed for STI Topaz, STI Ruby and STI Garnet. These vessels were part of the lease financing arrangement entered into with Bank of Communications Financial Leasing in September 2017, which is described below.

DVB 2016 Credit Facility

In April 2017, we refinanced the outstanding amounts borrowed under the DVB Credit Facility by repaying $86.8 million on this facility and drawing down $81.4 million from the DVB 2017 Credit Facility as described below.

DVB 2017 Credit Facility

In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. The drawdowns are summarized as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$28.3	April 2017	STI Alexis
18.9	April 2017	STI Seneca
17.9	April 2017	STI Milwaukee
16.3	April 2017	STI Wembley

Repayments on all borrowings under the DVB 2017 Credit Facility are scheduled to be made in 20 consecutive quarterly installments of $1.5 million, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity date of December 15, 2021 and bears interest at LIBOR plus a margin of 2.75% per annum.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our DVB 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677,286,768 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) equal to or greater than 1.50 to 1.00 from June 30, 2017 through March 31, 2018 and 2.50 to 1.00 thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

In April 2017, we drew down $81.4 million from this credit facility as part of the refinancing of the amounts borrowed under the DVB Credit Facility.

2017 Credit Facility

In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches; including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.

During the nine months ended September 30, 2017, we made the following drawdowns to partially finance the purchase of five MRs that were delivered under our Newbuilding Program:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$20.4	March 2017	STI Galata
20.4	April 2017	STI Bosphorus
21.0	June 2017	STI Leblon
21.0	July 2017	STI La Boca
20.6	September 2017	STI San Telmo

The remaining availability is expected to be used to partially finance the purchase of three MR product tankers that were under construction at HMD as of September 30, 2017. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•	The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•	The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•	The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•	The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 1.50 to 1.00 from June 30, 2017 through March 31, 2018 and 2.50 to 1.00 thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	Concurrent with the aforementioned amendment on the minimum interest coverage ratio in August 2017, the security cover ratio under the 2017 Credit Facility was revised such that the aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than the following percentages of the then aggregate outstanding principal amount of the loans under the credit facility:

Date	Minimum security cover
September 30 to December 31, 2017	160%
January 1, 2018 to December 31, 2018	155%
January 1, 2019 to December 31, 2019	150%
January 1, 2020 thereafter	145%

Additionally, the terms of this loan facility require us to deposit the equivalent of one quarter’s worth of interest and principal into a debt service reserve account prior to each drawdown. The funds deposited in this account are not freely available and will be released upon maturity. Accordingly, funds deposited into this account are recorded as non-current Restricted Cash on our unaudited condensed consolidated balance sheet. As of September 30, 2017, $2.8 million was on deposit in this account as part of the drawdowns that occurred throughout the nine months ended September 30, 2017.

HSH Nordbank Credit Facility

In January 2017, we executed a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Nordbank Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility as follows:

Drawdown amount (in millions of U.S. dollars)	Drawdown date	Collateral
$16.5	February 2017	STI Duchessa
14.6	February 2017	STI Onyx

Repayments on all borrowings under the HSH Nordbank Credit Facility are scheduled to be made in 20 consecutive quarterly installments. The first eight repayment installments shall be $745,669 each and the next 12 repayment installments shall be $648,408 each, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity of five years from the first drawdown date and bears interest at LIBOR plus a margin of 2.50% per annum.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our HSH Nordbank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 1.50 to 1.00 from June 30, 2017 through March 31, 2018 and 2.50 to 1.00 thereafter, calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

Credit Agricole Credit Facility

As part of the closing of the NPTI Vessel Acquisition in June 2017, we assumed the outstanding indebtedness under NPTI’s senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments will be made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.

Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

We assumed $4.0 million of restricted cash that was held in a debt service reserve account upon the closing of the NPTI Vessel Acquisition. These funds were released and utilized to make a principal repayment on the outstanding balance under this facility at that date.

ABN AMRO/K-Sure Credit Facility

We assumed the outstanding indebtedness under NPTI’s senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation (“K-Sure”), which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, an $11.5 million commercial tranche and a $42.8 million K-Sure tranche (which represents the amounts outstanding at September 30, 2017).

The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche will be made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche will be repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.

Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

Citibank/K-Sure Credit Facility

We assumed the outstanding indebtedness under NPTI’s senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citi/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $89.0 million K-Sure tranche (which represents the amounts outstanding at September 30, 2017).

The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche will be made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.

Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

Unsecured debt

Convertible Senior Notes due 2019

The conversion rate of our Convertible Senior Notes due 2019 (the “Convertible Notes”) is subject to change upon the issuance of a dividend. The table below details the dividends issued during the nine months ended September 30, 2017 and the corresponding effect on the conversion rate of the Convertible Notes.

Record Date	Dividends per Share	Share Adjusted Conversion Rate (1)
February 23, 2017	$0.01	97.9316
May 11, 2017	0.01	98.1588
September 25, 2017	0.01	98.4450

(1)	Per $1,000 principal amount of the Convertible Notes.

The carrying values of the liability component of the Convertible Notes as of September 30, 2017 and December 31, 2016, were $325.6 million and $316.5 million, respectively. We incurred $6.2 million of coupon interest and $9.1 million of non-cash accretion on our Convertible Notes during the nine months ended September 30, 2017.

Unsecured Senior Notes due 2019

In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2019 were $55.4 million after deducting the underwriters’ discounts, commissions and estimated offering expenses. Interest is payable quarterly in arrears on the 1st day of March, June, September and December of each year, commencing on June 1, 2017.

The Senior Notes Due 2019 are redeemable at our option, in whole or in part, at any time on or after December 1, 2018 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Senior Notes Due 2019 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2019. The Senior Notes Due 2019 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol SBBC.

The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.

The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

Unsecured Senior Notes due 2017 - Cash Tender Offer

In March 2017, we initiated a cash tender offer for our Senior Notes due 2017 (NYSE: SBNB), which commenced simultaneously with the offering of the Senior Notes due 2019 and expired in April 2017. A total of $6.3 million aggregate principal amount of our Senior Notes due 2017 was tendered as part of this process and settled in April 2017.

Lease financing arrangements

The below lease financing transactions were entered into during 2017 or were assumed as part of the Merger with NPTI. In each transaction, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with proceeds received from the transaction reflected as debt and no change in the carrying value of the related vessel.

The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.

Bank of Communications Financial Leasing MR financing (“BCFL Lease Financing (MR)”)

In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby, STI Garnet closed in September 2017 and the financing for STI Onyx closed in October 2017. The financing for STI Amber to close before December 31, 2017 and is expected to result in an additional increase in our liquidity of $7.1 million, after the repayment of outstanding debt. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).

Our BCFL Lease Financing (MR) includes a financial covenant that requires us to maintain the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.

Bank of Communications Financial Leasing LR2 financing (“BCFL Lease Financing (LR2)”)

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., (“BCFL”) for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at September 30, 2017, future principal payments are estimated to be $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $29.7 million in aggregate.

CSSC Shipping Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”) for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10 year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $111.4 million in aggregate.

Our CSSC finance lease arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility shall at all times be no less than 125% of the applicable outstanding balance for such vessel. In September 2017, we made a $10.9 million aggregate prepayment on this arrangement to maintain compliance with this covenant. This prepayment was released from restricted cash that was assumed from NPTI at the closing date of the Merger.

CMB Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd (“CMBFL”) for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $40.2 million in aggregate. These arrangements are being accounted for as finance leases. We are subject to certain terms and conditions, including financial covenants, under this arrangement which have been amended to be similar to those in the our existing credit facilities.

Our CMB finance lease arrangement includes financial covenants that require us to maintain the following:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.

Ocean Yield Lease Financing

In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the closing of the Merger with NPTI in September 2017. Under this arrangement, each vessel is subject to a 13 year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a quarterly adjustment based on prevailing LIBOR rates.

These arrangements are being accounted for as finance leases, with a portion of the fixed rate attributed to interest expense and the remaining portion applied against the principle balance. Future principal payments are approximately $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.

We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

12. Common Shares

May 2017 Underwritten Equity Offering

On May 30, 2017, we issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters’ discounts and offering expenses. The completion of this offering was a condition to closing the Merger.

Merger with NPTI

On September 1, 2017, we issued a total of 54,999,990 common shares to NPTI’s shareholders as consideration for the Merger.

As a part of the Merger, we issued 1.5 million of warrants to the NPTI pool manager (a former related party affiliate of NPTI), exercisable into our common shares at an exercise price of $0.01 per warrant, upon the delivery of the vessels acquired from NPTI into the Scorpio Group Pools. The first warrant, which was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 222,224 of the Company’s common shares and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 1,277,776 of the Company’s common shares at an exercise price of $0.01 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Group Pools. As of September 30, 2017, 1,055,564 shares were issued and the remaining 444,436 were issued in October 2017. This transaction is further described in Note 2.

Equity Incentive Plans

The following is a summary of activity for the awards of restricted stock that have been granted under our equity incentive plans during the nine months ended September 30, 2017.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2016	12,613,585	$8.52
Granted	—	—
Vested	(3,624,934)	9.07
Forfeited	(22,000)	7.53

Outstanding and non-vested, September 30, 2017	8,966,651	$8.30

As of September 30, 2017, there were 8,966,651 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
October 1, 2017 through December 31, 2017	$4,198	$—	$4,198
For the year ending December 31, 2018	11,008	—	11,008
For the year ending December 31, 2019	4,423	—	4,423
For the year ending December 31, 2020	1,526	—	1,526
For the year ending December 31, 2021	284	—	284

	$21,439	$—	$21,439

Securities Repurchase Program

In May 2015, the Company’s Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company’s securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE:SBNA), which were issued in May 2014 and (iii) Unsecured Senior Notes Due 2019 (NYSE:SBBC), which were issued in March 2017. In April 2017, we acquired an aggregate of 250,419 of our Unsecured Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes. These notes matured and were repaid in full in October 2017.

As of September 30, 2017, the Company had the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.

We had 49,980,592 common shares held in treasury as of September 30, 2017 and December 31, 2016.

Dividend Payments

In February 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on March 30, 2017 to all shareholders of record as of February 23, 2017.

In April 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on June 14, 2017 to all shareholders of record as of May 11, 2017.

In September 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on September 29, 2017 to all shareholders of record as of September 25, 2017.

Shares outstanding

As of September 30, 2017, we had 280,663,309 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

13. Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statement of income or loss and balance sheet are as follows:

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Pool revenue(1)
Scorpio MR Pool Limited	$164,672	$197,893
Scorpio LR2/Aframax Pool Limited	91,017	128,539
Scorpio Handymax Tanker Pool Limited	59,992	57,361
Scorpio Panamax/LR1 Tanker Pool Limited	4,073	4,480
Voyage expenses(2)	(1,202)	(876)
Vessel operating costs(3)	(16,315)	(14,671)
Administrative expenses(4)	(7,630)	(6,837)

(1)	These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates. When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.
(2)	These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement for vessels that are not in one of the Scorpio Group Pools. When not in one of the Scorpio Group Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue. These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss.

(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the unaudited condensed consolidated statements of income or loss. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We believe our technical management fees are at arms-length rates as they are based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. This fee is $685 per vessel per day.
(4)	We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the unaudited condensed consolidated statements of income or loss.

•	The expense for the nine months ended September 30, 2017 of $7.6 million included (i) administrative fees of $6.3 million charged by SSH, (ii) restricted stock amortization of $1.0 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration, and (iii) the reimbursement of expenses of $0.4 million.

•	The expense for the nine months ended September 30, 2016 of $6.8 million included (i) administrative fees of $5.5 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration, and (iii) the reimbursement of expenses of $0.4 million.

We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Assets:
Accounts receivable (due from the Pools)(1)	$35,086	$40,680
Accounts receivable and prepaid expenses (SSM)(2)	5,878	4,233
Other assets (pool working capital contributions)(3)	36,801	19,217
Liabilities:
Accounts payable and accrued expenses (SSM)	$3,470	$653
Accounts payable and accrued expenses (owed to the Pools)	3,252	15
Accounts payable and accrued expenses (SCM)	178	53
Accounts payable and accrued expenses (SSH)	613	90

(1)	Accounts receivable due from the Scorpio Group Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of September 30, 2017 and December 31, 2016 include $22.7 million and $24.1 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•	For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels, we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•	For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed. Accordingly, we classify such amounts as current (within accounts receivable).

•	For vessels in the Scorpio LR2/Aframax and LR1 pools, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

(3)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(4)	Represents the non-current portion of working capital receivables as described above.

Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees were capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•	During the nine months ended September 30, 2017, we paid SSH an aggregate fee of $1.4 million in connection with the delivery of STI Galata, STI Bosphorus, STI Leblon and STI La Boca. Additionally, we accrued $0.4 million payable to SSH that was due to the delivery of STI San Telmo, and this amount was paid in October 2017. The related construction contracts for these vessels were executed in 2015, prior to the amendments to the Amended Administrative Services Agreements, which were effective on September 29, 2016. In June and July 2017, we sold STI Emerald and STI Sapphire, respectively. We paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreements, and we paid SSM an aggregate termination fee of $0.2 million that was due under the technical management agreements.

•	During the six months ended September 30, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements, and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the sales of these vessels. The aggregate fees paid to SCM, SSH and SSM are recorded with loss on sales of the vessels within the unaudited condensed consolidated statement of income or loss.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for vessels under construction. We reimbursed SSM $0.7 million under this agreement during the nine months ended September 30, 2017. No amounts were charged under this agreement during the nine months ended September 30, 2016.

Key management remuneration

The table below shows key management remuneration for the nine months ended September 30, 2017 and 2016:

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Short-term employee benefits (salaries)	$5,428	$7,007
Share-based compensation(1)	14,919	19,661

Total	$20,347	$26,668

(1)	Represents the amortization of restricted stock issued under our equity incentive plans.

For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.

There are no post-employment benefits.

14. Segment reporting

Information about our reportable segments for the nine months ended September 30, 2017 and 2016 is as follows:

For the nine months ended September 30, 2017

In thousands of U.S. dollars	LR1/Panamax	Handymax	Aframax/ LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$9,569	$73,300	$102,093	$179,376	$364,338	$—	$364,338
Vessel operating costs	(4,300)	(36,702)	(42,133)	(73,268)	(156,403)	—	(156,403)
Voyage expenses	(230)	(2,893)	(877)	(720)	(4,720)	—	(4,720)
Charterhire	(2,230)	(18,136)	(4,913)	(32,511)	(57,790)	—	(57,790)
Depreciation	(2,972)	(13,582)	(36,666)	(44,663)	(97,883)	—	(97,883)
General and administrative expenses	(182)	(1,615)	(1,893)	(3,383)	(7,073)	(29,068)	(36,141)
Loss on sales of vessels	—	—	—	(23,345)	(23,345)	—	(23,345)
Merger transaction related costs	—	—	—	—	—	(34,815)	(34,815)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(77,621)	(77,621)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	14	73	9	213	309	845	1,154
Other expenses, net	—	1,452	—	—	1,452	(257)	1,195

Segment profit or loss	$(331)	$1,897	$15,504	$1,699	$18,769	$(135,499)	$(116,730)

For the nine months ended September 30, 2016

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$4,480	$66,168	$134,680	$210,300	$415,628	$1,050	$416,678
Vessel operating costs	(31)	(24,417)	(36,675)	(79,064)	(140,187)	—	(140,187)
Voyage expenses	(14)	(362)	(182)	(600)	(1,158)	—	(1,158)
Charterhire	(4,069)	(18,881)	(12,670)	(19,721)	(55,341)	—	(55,341)
Depreciation	—	(13,486)	(31,017)	(46,272)	(90,775)	—	(90,775)
General and administrative expenses	(7)	(1,021)	(1,528)	(3,401)	(5,957)	(36,636)	(42,593)
Loss on sale of vessels	—	—	—	(2,078)	(2,078)	—	(2,078)
Financial expenses	—	—	—	—	—	(82,381)	(82,381)
Unrealized gain on derivative financial instruments	—	—	1,600	—	1,600	—	1,600
Financial income	—	5	35	42	82	1,081	1,163
Other expenses, net	—	—	—	(9)	(9)	(157)	(166)

Segment profit or loss	$359	$8,006	$54,243	$59,197	$121,805	$(117,043)	$4,762

15. Vessel revenue

During the nine months ended September 30, 2017 and 2016, we had five and six vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Group Pools or Navig8 Pools or in the spot market.

The table below depicts our sources of revenue for the nine months ended September 30, 2017 and 2016:

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Pool revenue	$328,387	$388,273
Time charter revenue	27,944	27,355
Voyage revenue (spot market)	8,007	—
Other revenue	—	1,050

	$364,338	$416,678

Seasonality

The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.

16. Charterhire

The following table depicts our time or bareboat chartered-in vessel commitments as of September 30, 2017:

	Name	Year built	Type	Charter Type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of September 30, 2017
1	Kraslava	2007	Handymax	Time Charter	January-11	May-18	$11,250	(2)
2	Krisjanis Valdemars	2007	Handymax	Time Charter	February-11	March-18	$11,250	(3)
3	Silent	2007	Handymax	Bareboat	January-17	March-19	$7,500	(4)
4	Single	2007	Handymax	Bareboat	January-17	March-19	$7,500	(4)
5	Star I	2007	Handymax	Bareboat	January-17	March-19	$7,500	(4)
6	Steel	2008	Handymax	Bareboat	February-17	March-19	$6,000	(5)
7	Sky	2008	Handymax	Bareboat	February-17	March-19	$6,000	(5)
8	Stone I	2008	Handymax	Bareboat	February-17	March-19	$6,000	(5)
9	Style	2008	Handymax	Bareboat	February-17	March-19	$6,000	(5)
10	STI Beryl	2013	MR	Bareboat	April-17	April-25	$8,800	(6)
11	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	$8,800	(6)
12	STI Larvotto	2013	MR	Bareboat	April-17	April-25	$8,800	(6)
13	Vukovar	2015	MR	Time Charter	May-15	May-18	$17,034
14	Zefyros	2013	MR	Time Charter	July-16	December-17	$13,000	(7)
15	Gan-Trust	2013	MR	Time Charter	January-13	January-18	$13,050	(8)
16	CPO New Zealand	2011	MR	Time Charter	September-16	September-18	$15,250	(9)
17	CPO Australia	2011	MR	Time Charter	September-16	September-18	$15,250	(9)
18	Ance	2006	MR	Time Charter	October-16	October-18	$13,500	(10)
19	Densa Crocodile	2015	LR2	Time Charter	June-17	January-18	$14,750	(11)
	Time charters that expired during the nine months ended September 30, 2017
1	Densa Crocodile	2015	LR2	Time Charter	February-15	January-17	$22,600
2	Miss Mariarosaria	2011	MR	Time Charter	May-15	May-17	$16,350
3	Targale	2007	MR	Time Charter	May-12	May-17	$16,200
4	Hellespont Progress	2006	LR1	Time Charter	March-14	May-17	$17,250
5	Densa Alligator	2013	LR2	Time Charter	September-13	September-17	$14,360

(1)	Represents delivery date or estimated delivery date.
(2)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective May 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(3)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective March 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(4)	In December 2016, we entered into an agreement to bareboat charter-in this vessel, which was previously time chartered-in by us for $15,600 per day. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat agreement will expire on March 31, 2019.
(5)	In December 2016, we entered into an agreement to bareboat charter-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat agreement will expire on March 31, 2019.
(6)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.
(7)	In November 2017, we declared the option to extend the charter for an additional six months at $13,250 per day effective December 2017. We have an option to extend the charter for an additional year at $14,500 per day.
(8)	We have an option to extend the charter for an additional year at $15,000 per day.
(9)	We have an option to extend the charter for an additional year at $16,000 per day.
(10)	In August 2017, we entered into a new time charter-in agreement for one year at $13,500 per day. We have an option to extend the charter for an additional year at $15,000 per day.
(11)	We have an option to extend this charter for an additional six months at $15,750 per day.

The undiscounted remaining future minimum lease payments under our time and bareboat charter-in arrangements that are accounted for as operating leases as of September 30, 2017 are $125.5 million. The obligations under these agreements will be repaid as follows:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Less than 1 year	$53,624	$57,018
1 - 5 years	47,195	30,933
5+ years	24,693	—

Total	$125,512	$87,951

The total expense recognized under time and bareboat charterhire agreements that are accounted for as operating leases during the nine months ended September 30, 2017 and 2016 was $57.8 million and $55.3 million, respectively.

17. Financial expenses

The following table depicts the components of financial expenses for the nine months ended September 30, 2017 and 2016:

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Interest payable on debt, net of capitalized interest	$56,136	$48,333
Amortization of deferred financing fees	11,866	25,398
Accretion of Convertible Notes	9,109	8,650
Accretion of premiums and discounts on assumed debt	510	—

Total financial expenses	$77,621	$82,381

The increase in interest payable on debt was primarily attributable to (i) increased interest expense incurred as a result of the assumption of the additional indebtedness upon the closing of the Merger with NPTI (as described in Note 11), (ii) increases in LIBOR rates when compared to the nine months ended September 30, 2016, (iii) interest incurred on the Company’s newly issued Senior Notes due 2019, and (iv) a decrease in capitalized interest as a result of the decrease in the number of vessels under construction.

The decrease in the amortization of deferred financing fees was primarily attributable to the aggregate write-off of $1.5 million of deferred financing fees during the nine months ended September 30, 2017 (as described in Note 11) as compared to the aggregate write-off of $14.4 million of deferred financing fees during the nine months ended September 30, 2016.

18. (Loss) / earnings per share

The calculation of both basic and diluted (loss) / earnings per share is based on net (loss) / income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the nine months ended September 30,
In thousands of U.S. dollars except share data	2017	2016
Net (loss) / income attributable to equity holders of the parent - basic	$(116,730)	$4,762
Convertible Notes interest expense	—	—
Convertible Notes deferred financing amortization	—	—

Net (loss) / income attributable to equity holders of the parent - diluted	$(116,730)	$4,762
Basic weighted average number of shares	192,304,650	160,902,344
Effect of dilutive potential basic shares:
Restricted stock	—	5,937,304
Convertible Notes	—	—

	—	5,937,304

Diluted weighted average number of shares	192,304,650	166,839,648

(Loss) / Earnings Per Share:
Basic	$(0.61)	$0.03
Diluted	$(0.61)	$0.03

During the nine months ended September 30, 2017, we incurred a net loss, therefore, the potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes were excluded from the computation of the diluted earnings per share because their effective would have been anti-dilutive. Accordingly, Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 34,308,081 shares of common stock) along with the potentially dilutive impact of 8,966,651 unvested shares of restricted stock were excluded from the computation of diluted earnings per share.

Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 33,084,662 shares of common shares) were excluded from the computation of diluted earnings per share during the nine months ended September 30, 2016 because their effect would have been anti-dilutive under the if-converted method. The dilutive effect of 5,937,304 shares of restricted stock for the nine months ended September 30, 2016 related to 13,911,431 unvested restricted shares of restricted stock.

19. Financial instruments

Profit or loss sharing agreement

In February 2015, we took delivery of an LR2 product tanker, Densa Crocodile, on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with a third party who neither owns nor operates Densa Crocodile. The option to extend the charter was declared in February 2016 and the profit and loss agreement was also extended through that date. This agreement was settled in January 2017.

This profit and loss agreement was recorded as a derivative, recorded at fair value through profit or loss, with any resultant gain or loss recognized in the unaudited condensed consolidated statement of income or loss. During the nine months ended September 30, 2017, we recorded a realized a loss of $0.1 million as a result of the settlement of this contract in January 2017.

The following table summarizes the fair value of our derivative financial instrument as of September 30, 2017 and December 31, 2016, which are included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Assets
Derivative financial instrument (profit and loss agreement - current)	$—	$116

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statements of income or loss
In thousands of U.S. dollars	Realized loss	Unrealized gain	Recognized in equity
Profit and loss agreement	$(116)	$—	$—

Total for the nine months ended September 30, 2017	$(116)	$—	$—

Profit and loss agreement	$—	$1,600	$—

Total for the nine months ended September 30, 2016	$—	$1,600	$—

The fair values and carrying values of our financial instruments at September 30, 2017 and December 31, 2016, respectively, are shown in the table below.

	As of September 30, 2017		As of December 31, 2016
In thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents(1)	$197,368	$197,368	$99,887	$99,887
Restricted cash(2)	9,259	9,259	—	—
Loans and receivables(3)	59,423	59,423	42,329	42,329
Derivatives at fair value through profit or loss(4)	—	—	116	116
Financial liabilities
Accounts payable(5)	$25,124	$25,124	$9,282	$9,282
Accrued expenses(5)	28,092	28,092	23,024	23,024
Secured bank loans(6)	1,647,431	1,647,431	1,466,940	1,466,940
Finance leases(7)	684,948	684,948	—	—
Unsecured Senior Notes Due 2020(8)	52,890	53,750	48,252	53,750
Unsecured Senior Notes Due 2017(8)	45,435	45,490	52,330	51,750
Unsecured Senior Notes Due 2019(8)	58,121	57,500	—	—
Convertible Notes(9)	315,567	348,500	286,321	348,500

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these assets.
(4)	The derivative financial instrument at December 31, 2016 consists of the profit or loss agreement relating to Densa Crocodile whereby the profits or losses above or below the daily time charter rate are shared with a third party who neither owns nor operates the vessel. This instrument was recorded at the present value of estimated future cash flows which are derived from observable time charter rates and discounted based on the applicable yield curves to determine the fair value. As such, we classified this liability as a Level 2 fair value measurement. This agreement expired in January 2017.
(5)	We consider that the carrying amounts of accounts payable and accrued expenses approximate their fair value due to the relative short maturity of these liabilities.
(6)	The carrying values of our secured bank loans are measured at amortized cost using the effective interest method. These amounts are shown net of $32.0 million and $31.1 million of unamortized deferred financing fees as of September 30, 2017 and December 31, 2016, respectively.
(7)	The carrying values of our obligations due under lease financing arrangements are measured at amortized cost using the effective interest method. We believe these values as of September 30, 2017 approximate fair value.
(8)	The carrying values of our Unsecured Senior Notes Due 2020, 2017 and 2019 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes have been recorded net of $0.9 million, $0.1 million and $1.8 million of unamortized deferred financing fees, respectively on our unaudited condensed consolidated balance sheet as of September 30, 2017. Our Senior Notes Due 2020, 2017 and 2019 are quoted on the New York Stock Exchange under the symbols ‘SBNA’, ‘SBNB’ and ‘SBBC’, respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.
(9)	The carrying value of our Convertible Notes shown in the table above is their face value. The liability component of the Convertible Notes has been recorded within long-term debt on the unaudited condensed consolidated balance sheet as of September 30, 2017, net of $3.3 million of unamortized deferred financing fees. The equity component of the Convertible Notes has been recorded within Additional paid-in-capital on the unaudited condensed consolidated balance sheet, net of $1.9 million of deferred financing fees. We consider their fair value to be a Level 2 measurement.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Current economic conditions in the product tanker market are challenging and have resulted in the incurrence of significant losses during the nine months ended September 30, 2017. The persistence or a deterioration in these economic conditions could cause us to breach certain of our debt covenants which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed financial statements.

20. General and administrative expenses

General and administrative expenses decreased $6.5 million to $36.1 million from $42.6 million for the nine months ended September 30, 2017 and 2016, respectively. This decrease was primarily driven by reductions in compensation expense which includes a reduction in restricted stock amortization.

21. Subsequent events

Closing of finance lease agreements

As described in Note 11, in September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for STI Onyx closed in October 2017 resulting in the repayment of the indebtedness relating to this vessel on our HSH Credit Facility of $13.8 million. The financing for STI Amber is expected to close before December 31, 2017 and is expected to result in an additional increase in our liquidity of $7.1 million, after repayment of outstanding debt. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable).

Vessel Delivery and Related Debt Drawdown

In October 2017, we took delivery of STI Donald C Trauscht, an MR product tanker that was under construction at HMD, and drew down $20.7 million from our 2017 Credit Facility to partially finance the purchase of this vessel.

Unsecured Senior Notes due 2017

In October 2017, our 7.50% Unsecured Senior Notes due 2017 matured and were repaid in full ($45.5 million).

2013 Equity Incentive Plan

On October 20, 2017, our Board of Directors approved the reloading of the 2013 Equity Incentive Plan (the “Plan”) and reserved an additional 9,501,807 common shares, par value $0.01 per share, for issuance pursuant to the Plan.

Dividend Declaration

On November 14, 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 28, 2017 to all shareholders as of December 13, 2017 (the record date).

Time Charter-in Update

In November 2017, we extended the time charter-in agreement for an MR product tanker that is currently time chartered-in for an additional six months at $13,250 per day effective December 2017. We also have an option to extend the charter for an additional year at $14,500 per day.

In November 2017, we extended the time charter-in agreement for a LR2 product tanker that is currently time chartered-in for an additional six months at $15,750 per day effective January 2018.